TOP GLOVE CORPORATION BHD.

TOP GLOVE

AWARDED ISO 9001

(Company No.: 474423-X)
A Public Company Listed on Main Board of Bursa Malaysia
Latex Examination, Nitrile, Surgical, Vinyl, Household, Industrial & Polyethyelene Gloves Manufacturer and Exporter
The World's Largest Rubber Glove Manufacturer
"The World Is Our Market" & "Always Staying At The Top"

Corporate Office & Factory 9 : Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang, Selangor D. E., Malaysia.
Tel: 603-3392 1992 / 1905 Fax: 603-3392 8410 / 1291
E-mails : i) top@topglove.com.my ii) top@po.jaring.my
Web[redacted]tp://topglove.asiaep.com

ENTREPRENEUR OF THE YEAR® MALAYSIA 2004 BY ERNST & YOUNG

Enterprise
1998 to 2005 / 2007
Celebrating Malaysia's Enterprising Spirit

082-34922

08003879

SUPPL

15 July 2008

U.S. SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
100F Street, NE
Washington, DC 20549
USA
Mailstop: Room 3628

Dear Sirs,

Top Glove Corporation Bhd – Company Announcements
Symbol : TGLVY
Cusip : 890543100

Reference is made to the above and we are pleased to enclose herewith the recent announcements made by the Company to the Bursa Malaysia Securities Berhad (Malaysian Stock Exchange), for the period from 1 January 200 till 30 June 2008 for your retention.

Should you require further information, please do not hesitate to contact the undersigned at tel no.: +603-3392 1992 ext. 220 or email : cglim@topglove.com.my

Thank you.

PROCESSED
JUL 23 2008
THOMSON REUTERS

Yours faithfully
Top Glove Corporation Bhd

Lim Cheong Guan
Executive Director

cc : Bank of New York, for the attention of Ms Violet Pagan / Assistant Vice President

7/21

ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate Announced	: 02/01/2008

ate of buy back	: 02/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 19,000
finimum price paid for each share urchased (RM)	: 6.400
faximum price paid for each share urchased (RM)	: 6.500
otal consideration paid (RM)	: 122,560.00
umber of shares purchased retained in easury (units)	: 19,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 4,180,600
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

nancial Results
ference No TG-071019-A23BE

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 03/01/2008
nancial Year End	: 31/08/2008
uarter	: 1
uarterly report for the financial period ended	: 30/11/2007
e figures	: have not been audited

onverted attachment :

ease attach the full Quarterly Report here:

opGlove- 1Q08 financial.pdf TopGlove- 1Q08 notes.pdf

emark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/11/2007

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	30/11/2007	30/11/2006	30/11/2007	30/11/2006
	RM'000	**RM'000**	**RM'000**	**RM'000**
Revenue	336,483	308,284	336,483	308,284
Profit/(loss) before tax	34,560	28,855	34,560	28,855
Profit/(loss) for the period	29,787	25,102	29,787	25,102
Profit/(loss) attributable to ordinary equity holders of the parent	29,383	24,845	29,383	24,845
Basic earnings/(loss) per share (sen)	9.78	9.22	9.78	9.22
Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
Net assets per share attributable to ordinary equity holders of the parent (RM)	2.1490	2.1200

lote: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

emarks :
or comparative purpose, the Earnings Per Share for the quarter and year-to-date ended 30 November 2006 had been adjusted to reflect the shares bonus issue of 2 for very 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.

TOP GLOVE CORPORATION BHD.

AWARDED
ISO 9001

(Company No. 474423-X)
Public Listed Company on Bursa Malaysia Main Board
The World's Largest Rubber Glove Manufacturer
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FIRST QUARTER ENDED 30 NOVEMBER 2007

	Current Quarter Ended	Corresponding Quarter Ended	Cumulative Year To Date	Corresponding Year To Date
	30-Nov-2007	30-Nov-2006	30-Nov-2007	30-Nov-2006
	RM'000	RM'000	RM'000	RM'000
Revenue	336,483	308,284	336,483	308,284
Operating Expenses	(301,692)	(276,669)	(301,692)	(276,669)
Other Operating Income	2,096	916	2,096	916
Profit From Operations	36,887	32,531	36,887	32,531
Finance Costs	(2,524)	(3,676)	(2,524)	(3,676)
Share of profit from associate	197	-	197	-
Profit Before Taxation	34,560	28,855	34,560	28,855
Taxation	(4,773)	(3,753)	(4,773)	(3,753)
Profit For The Year	29,787	25,102	29,787	25,102
Profit Attributable to :				
Equity Shareholder of the Company	29,383	24,845	29,383	24,845
Minority Interest	404	257	404	257
	29,787	25,102	29,787	25,102
Earnings Per Share (sen)				
Basic	9.78	* 9.22	9.78	* 9.22
Diluted	9.71	* 9.16	9.71	* 9.16

* For comparative purpose, the Earnings Per Share for the quarter and year-to-date ended 30 November 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.

Remarks : the calculation of basic earnings per share for both the current quarter and year-to-date ended 30 November 2007 i based on the weighted average of issued and paid up share capital of 300,495,747 shares. As for the corresponding quarter and year-to-date ended 30 November 2006 is based on the weighted average of issued and paid up share capital of 269,525,371 shares.

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 NOVEMBER 2007

	Unaudited as at 30-Nov-2007 RM'000	Audited as at 31-Aug-2007 RM'000
ASSETS		
Non-Current Assets		
Property, Plant and Equipment	546,644	548,035
Prepaid Land Lease Payment	9,547	9,588
Investment in Associates	8,866	8,737
Other Investment	145	145
Goodwill on Consolidation	21,078	21,078
	586,280	587,583
Current Assets		
Inventories	125,079	121,256
Trade Receivables	163,162	168,764
Other Receivables and Deposits	15,491	10,441
Cash and Bank Balances	137,890	165,584
	441,622	466,045
Total Assets	1,027,902	1,053,628
EQUITY AND LIABILITIES		
Equity Attributable to Equity Holders of the Company		
Share Capital	150,276	150,238
Share premium	229,058	228,811
Treasury shares	(19,067)	-
Retained profit	261,354	231,971
Foreign exchange reserves	(1,181)	2,738
Others	3,613	1,933
	624,053	615,691
Minority Interest	21,814	21,447
Total Equity	645,867	637,138
Non-Current Liabilities		
Long Term Borrowings	126,034	128,467
Deferred Taxation	31,189	30,809
	157,223	159,276
Current Liabilities		
Trade Payables	108,339	104,092
Other Payables and Accruals	59,190	76,764
Short Term Borrowings	55,332	63,726
Dividend Payable	-	12,013
Tax Payable	1,951	619
	224,812	257,214
Total Liabilities	382,035	416,490
Total Equity and Liabilities	1,027,902	1,053,628
Net Tangible Assets per share (RM)	2.079	2.050
Net Assets per share (RM)	2.149	2.120

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FIRST QUARTER ENDED 30 NOVEMBER 2007

	Attributable to Equity Holders of the Company							Minority Interest	Total Equity
	Non distributable				Distributable				
	Share Capital	Share Premium	Treasury Shares	Foreign Exchange Reserve	Others	Retained Profits	Total		
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
3 Months Ended 30 November 2007									
Balance as at 01 September 2007	150,238	228,811	-	2,738	1,933	231,971	615,691	21,447	637,138
Movement during the period (cumulative)	-	-	-	-	1,680	-	1,680	403	2,083
Profit for the period	-	-	-	-	-	29,383	29,383	-	29,383
Exchange fluctuation reserve	-	-	-	(3,919)	-	-	(3,919)	(36)	(3,955)
Purchase of treasury shares	-	-	(19,067)	-	-	-	(19,067)	-	(19,067)
ESOS share subscription during the year	38	247	-	-	-	-	285	-	285
Balance as at 30 November 2007	150,276	229,058	(19,067)	(1,181)	3,613	261,354	624,053	21,814	645,867
3 Months Ended 30 November 2006									
Balance as at 01 September 2006	96,143	22,054	-	2,040	1,694	160,175	282,106	2,003	284,109
Movement during the period (cumulative)	-	-	-	-	891	-	891	-	891
Profit for the year	-	-	-	-	-	24,845	24,845	257	25,102
Exchange fluctuation reserve	-	-	-	643	-	-	643	(30)	613
ESOS share subscription during the year	605	7,833	-	-	-	-	8,438	-	8,438
Balance as at 30 November 2006	96,748	29,887	-	2,683	2,585	185,020	316,923	2,230	319,153

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FIRST QUARTER ENDED 30 NOVEMBER 2007

	Current Year To Date Ended 30-Nov-2007 RM'000	Corresponding Year To Date Ended 30-Nov-2006 RM'000
Cash Flows From Operating Activities		
Profit before taxation	34,560	28,855
Adjustments for :		
Depreciation	12,892	9,343
Share of profit of association	(197)	-
Operating profit before changes in working capital	47,255	38,198
Changes in working capital		
Net change in current assets	(3,271)	17,706
Net change in current liabilities	(15,535)	(14,792)
Cash flows from operating activities	28,449	41,112
Tax paid	(3,061)	(1,992)
Net cash flows from operating activities	25,388	39,120
Cash flows from investing activities		
Purchase of property, plant and equipment	(11,460)	(24,479)
	13,928	14,641
Cash flows from financing activities		
Dividend paid	(12,013)	(6,727)
Increase in share capital	285	8,438
Purchase of treasury shares	(19,067)	-
(Decrease)/Increase in borrowings	(9,968)	375
Net change in cash and cash equivalents	(26,835)	16,727
Cash and cash equivalents at beginning of year	164,397	58,757
Cash and cash equivalents at end of period	137,562	75,484
Breakdown of cash and cash equivalents at end of period		
Bank and cash balances	137,890	75,641
Bank overdrafts	(328)	(157)
	137,562	75,484

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER ENDED 30 NOVEMBER 2007

1. **Basis of Preparation**

The interim financial report is unaudited and has been prepared in accordance with FRS 134, Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of Bursa Securities.

The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2007. The explanatory notes attached to the interim financial statements provide an explanation of events and transaction that are significant to the understanding of the changes in the financial position and performance of the Group since the financial year ended 31 August 2007

Changes in Accounting Policies

The significant accounting policies adopted are consistent with those of the audited financial statements for the year ended 31 August 2007 except for the adoption of the following new and revised FRSs :-

(a) FRS 117 Leases

FRS 117 requires if leasehold land for own use to be classified as operating lease and where necessary minimum lease payments or the up-front payments made are allocated between the land and the building elements in proportion to the relative fair values for leasehold interests in the land element and building element of the lease at the inception of the lease. The up-front payment represents prepaid lease payments and are amortised on a straight-line basis over the lease term.

The reclassification of leasehold land as prepaid lease payments has been accounted for retrospectively and the comparative figure has been restated. The effects on the comparative figure stated as below :-

	As previously Reported (RM'000)	Effect of adoption of FRS117 (RM'000)	As restated (RM'000)
Balance Sheet as at 31 August 2007			
Property, Plant and Equipment	557,623	(9,588)	548,035
Prepaid Lease Payments	-	9,588	9,588

(b) FRS 124 Related Party Disclosures

This standard extends the definition of related party and adds new disclosure requirements. The adoption of FRS124 has no impact on the Group's consolidation financial statements

(c) FRS 6 Exploration for and Evaluation of Mineral Resources

(d) FRS 119_{2004} Amendment to FRS 119_{2004} Employee Benefits Actuarial Gains and Losses, Group Plans and Disclosures.

(e) FRS 111 Construction Contracts

(f) FRS 120 Accounting for Government Grants and Disclosure of Government Assistance

The new and revised FRS 6, FRS 119_{2004}, FRS 111 and FRS 120 are not relevant to the operation of the Group

(f) FRS 107 Cash Flow Statements

(g) FRS 118 Revenue

(h) FRS 134 Interim Financial Reporting

(i) FRS 137 Provisions, Contingent Liabilities and Contingent Assets

The new and revised FRS 107, FRS 118, FRS 134 and FRS 137 has no financial impact on the Group's consolidation financial statements.

2. Auditors' Report

The audited financial statements for the financial year ended 31 August 2007 was not subject to any qualification.

3. Seasonal or Cyclical Factors

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being disposable gloves.

4. Extraordinary and Exceptional Items

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 31 August 2007.

5. Changes in Estimates of Amounts Reported Previously

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

6. Debts and Equity Securities

6.1) The Employee Share Option Scheme ("ESOS") of the Company was officially implemented on 29 April 2003. During the current quarter ended 30 November 2007, a total of 75,700 new ordinary shares of RM0.50 each were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 30 November 2007 are as follows :-

	No. of shares	RM
As at 31 August 2007	300,475,831	150,237,916
Ordinary shares issued pursuant to the ESOS	75,700	37,850
As at 30 November 2007	300,551,531	150,275,766

6.2) During the current quarter, the Company repurchased 3,137,600 of its issued ordinary shares from the open market at an average price of RM6.28 per share. The total consideration paid for the repurchase including transaction costs was RM19.067 million and this was financed by internally generated funds. Of the total 300,551,531 issued and fully paid ordinary shares as at 30 November 2007, 3,137,600 shares are held as treasury shares by the Company

Other than the above, there were no issuance and repayment of debt and equity securities, share cancellations and resale of treasury shares for the current financial year-to-date.

7. **Dividends Paid**

For the financial year ended 31 August 2007, the Company :-

i) On 13 September 2007, paid an interim dividend of 8% (tax exempt) amounting RM12,017,257.
ii) On 19 October 2007, a dividend of 12% was proposed, consisting of a final dividend of 6% (with tax 26%) amounting to approximately RM6,672,244 (after netting off 26% tax) and a final dividend of 6% (tax exempt) amounting to approximately RM9,016.546 for the financial year ended 31 August 2007. The proposed final dividend (totaling 12% and amounting to approximately RM15,688,790) is subject to shareholders' approval in the forthcoming Annual General Meeting.

The total dividend paid and proposed by the Company in respect of the financial year ended 31 August 2007 is 20%, represented by a net payment of approximately RM27,706,047.

For the financial year ended 31 August 2006, the Company :-

i) On 15 September 2006, paid an interim dividend of 7% (tax exempt) amounting RM6.727,157.
ii) On 15 March 2007, the Company paid a total dividend of RM14,445,902 consisting of a final dividend of 5% (with tax 27%) amounting RM5,463,994 (after netting off 27% tax) and a final dividend of 6% (tax exempt) amounting RM8,981,908 which were approved in the Company's Annual General Meeting held on 10 January 2007

The total dividend paid by the Company in respect of the financial year ended 31 August 2006 was 18% represented by a net payment of RM21,173,059.

8. **Segmental Reporting**

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

30 November 2007 (3 months)

	Malaysia RM'000	Thailand RM'000	China RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue						
External sales	253,142	44,873	19,711	18,757	-	336,3483
Inter-segment sales	9.706	41,013	10,242	-	(60.961)	-
Total Revenue	262.848	85,886	29.953	18,757	(60,961)	336,483

	Malaysia RM'000	Thailand RM'000	China RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Result						
Profit/(loss) from operations	34,037	2,238	133	479	-	36,887
Finance cost						(2,524)
Share of profit from associate						197
Profit before tax						34,560
Taxation						(4,773)
Profit for the year						29,787

	Malaysia RM'000	Thailand RM'000	China RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Assets						
Segment assets	704,964	167,745	101,189	32,926		1,006,824
Goodwill arising From Consolidation						21,078
Liabilities						
Segment liabilities	263,699	73,261	38,318	6,757		382,035
Other information						
Capital expenditure	8,057	1,707	1,696	-		11,460
Depreciation	9,557	2,387	891	57		12,892

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

9. **Valuation of Property and Equipment**

There was no revaluation of property, plant and equipment brought forward from the previous audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

10. **Material Events Subsequent to the End of the Interim Report**

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

11. **Changes in the Composition of the Group**

There were no significant changes in the composition of the Group in the interim financial report, including business combination, acquisition or disposal of subsidiaries and long-term investments, restructuring and discontinuing operations.

12. **Contingent Liabilities**

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

13. Review of Performance

For the quarter ended 30 November 2007, sales revenue increased by 9.1% to RM336.5 million from RM308.3 million registered in the corresponding quarter in the previous financial year which can be analysed as follow:

RM 'million	Qtr 1/08	Qtr 1/07	Growth
Sales:			
Gloves	322.4	275.9	17%
Latex concentrate	14.1	32.4	(56)%
Total sales	336.5	308.3	9%
Sales of Gloves (in USD'million equivalent)	93.6	75.1	25%

Due to the appreciation of Ringgit Malaysia against USD between quarter ended 30 November 2007 and quarter ended 30 November 2006, sales of gloves in USD value increased by 25% but only 17% in Ringgit Malaysia value. The reduction in sales of latex concentrate in current quarter was mainly due to higher internal consumption compared with higher external sales for quarter ended 30 November 2006.

Profit before tax for the quarter increased by 20% to RM34.6 million as compared to RM28.9 million registered in the quarter ended 30 November 2006. The significant achievement in higher sales and profit is in line with the Group's continuous expansion in production capacity, better quality control, improvement in its cost efficiency, and marketing strategy.

Also, the management has managed to turn around the China's operation and Mediflex Ltd in this quarter, which is earlier than the target set of March 2008. Both China's operation and Mediflex Ltd are contributing positively to Group for this quarter.

Overall, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters for the financial year ending 31 August 2008 in terms of sales revenue and profitability through its on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

14. Quarterly Profits Before Tax (PBT) Comparison

On current quarter and preceding quarter comparison, the Group's PBT increased by RM3.3 million or 10.5% to registered a PBT of RM34.6 million as compared to RM31.3 million achieved in the previous quarter ended 31 August 2007. While profit after tax for this quarter increase by RM3.0 million or 11.2% to RM29.8 million from RM26.8 million recorded in the preceding quarter. The increase in profits was contributed by the continuous expansion and improvement by all the departments.

15. Prospects

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", is continuing to move ahead rapidly with specific efforts undertaken to improve and innovate its glove quality, marketing, productivity and cost efficiency. With the completion of Factory 19 in Klang, Malaysia, the Group currently has 19 factories, 330 production lines with capacity of 29 billion pieces of gloves per annum and employed about 8,300 employees. Top Glove has more than 850 customers and exports to more than 180 countries worldwide.

On the progress of our Factory 14 which is located in Klang, the balance 8 new and advanced glove production lines has been fully installed and the factory currently has 32 advanced glove production lines.

As for the progress of its latest factory, Factory 19, the construction of the factory building has been completed in December 2007 and the factory will be installed with new advanced glove production lines progressively.

As for Medi-Flex Group, the management continue to incorporate the work culture and management practices of Top Glove. In addition, technical exchanges have also commenced since the beginning of this year to ensure methodologies of operations, efficiency, quality and cost control are maximized to improve the operations of Medi-Flex Group. Management has successfully turned around Mediflex Ltd performance and contribute positively to the Group this quarter.

With the commitment of the management team and with the continuous improvement of our glove quality, increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more profitable glove products and further expansion of the market share, the Company is confident of achieving better results in the financial year 2008.

16. **Variance of Actual Profits from Forecast Profits**

Not applicable as no profit forecast was issued.

17. **Taxation**

	Quarter Ended		Year To Date Ended	
	30 Nov 2007 RM'000	30 Nov 2006 RM'000	30 Nov 2007 RM'000	30 Nov 2006 RM'000
Income tax during the year	4,391	1,817	4,391	1,817
Deferred taxation	382	1,936	382	1,936
	4,773	3,753	4,773	3,753

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

18. **Profit/(Loss) on Sale of Unquoted Investments and/or Properties**

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

19. **Purchase and Dispose of Quoted Securities**

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

20. **Status of Corporate Proposals Announced**

a) As of 30 November 2007, the status of utilization of the proceeds raised from the Share Placement amounting to RM239.5 million is as below:

	Proposed Utilisation RM'mil	Actual Utilisation RM'mil
Capital expenditure	100.0	41.7
Repayment of borrowings	110.0	100.6
Working capital	25.8	25.8
Defray expenses for Proposed Placement	3.7	3.7
	239.5	171.8

b) On 19 October 2007, the Company, through RHB Investment Bank Berhad announced that the Company proposed to establish a new ESOS for the granting of option(s) ("ESOS Option(s)") to the eligible employees and Directors of Top Glove and its subsidiaries, excluding dormant subsidiaries, who fulfill the eligibility criteria.

The Proposed New ESOS is subject to Shareholders' approval in the forthcoming Extraordinary General Meeting held on 9 January 2008.

21. Group Borrowings

Group Borrowings as at 30 November 2007	RM'000
Export credit Refinancing (ECR) / Bankers' Acceptance (secured)	1,823
Bank Overdraft (secured)	328
Promissory Notes (secured)	12,851
Packing credit (secured)	1,255
Letter of Credit (secured)	14,931
Term Loan (secured)	77,840
Hire Purchase (secured)	2,338
Medium Term Notes (unsecured)	70,000
Total facilities	181,366
Payable within 12 months	55,332
Payable after 12 months	126,034

22. Off Balance Sheet Financial Instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 30 November 2007 are as follows:-

	Notional Amount As At 30 Nov 2007 RM'000
Foreign exchange forward contracts : Within 18 months	151,460

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

23. Material Litigation

Save as disclosed below, the Group is not engaged in any litigation, either as plaintiff or defendant, which may have a material effect on the financial position of the Group.

(i) On 8 November 2000, Top Glove Sdn. Bhd. ("TGSB"), a subsidiary of the Company was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. ("SGM") claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". TGSB's appointed solicitors, have opined that SGM's case against the TGSB is weak and unlikely to succeed.

TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure the Company.

The learned Judge was not in favour of fixing trial dates until all pre-trial directions have been complied with including, inter alia, the filing of the relevant bundles of documents. The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended several times to 24 & 25 June 2008.

The court had also fixed 16 May 2005 for hearing of an application by TGSB for Further and Better Particulars on the above suit. This date was extended to 2 August 2005 and subsequently heard on 13 September 2005 and the said application was fixed for decision on 11 October 2005. The matter however was not listed before the court on 11 October 2005 as the file could not be located. The file was subsequently located and on 22 February 2006 the court fixed 31 March 2006 for a decision which was given on 3 April 2006. On that date, the court allowed TGSB's application for Further and Better Particulars on the above suit and SGM was given one month to comply with the said order dated 3 April 2006 which was fixed to be heard on 6 September 2006 and extended to 13 March 2007. On 20 July 2007, the court allowed SGM's appeal and fixed a final case management on 14 September 2007. The court has fixed the matter for trial on 24 & 25 June 2008.

(ii) TGSB had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004.

TGSB among others is claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No. 22-431-2000 filed by SGM at the Shah Alam High Court. TGSB among others avers that SGM had, with mala fide, distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its quarterly reports announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad ("Bursa Securities") in the years 2000 and 2001. The commencement of these legal proceedings was announced to Bursa Securities on 20 December 2004. SGM has filed a statement of defence on the above suit on 17 January 2005 and the TGSB has filed the reply to defence on 14 February 2005.

The court had fixed 6 July 2005 for hearing of an application by TGSB to amend the Statement of Claim to include the Company as an additional plaintiff and Supermax Corporation Berhad as an additional defendant. The matter was heard on 28 September 2005 and a decision was to be given on 14 October 2005 but this was deferred to 18 November 2005 where the court allowed TGSB's application to amend the Statement of Claim and instructed SGM to file its amended Statement of Defence.

SGM had filed an application to strike out certain paragraphs of TGSB's Statement of Claim. This matter was also heard on 28 September 2005 and a decision was to be given on 14 October 2005 but this was also deferred to 18 November 2005 when the court dismissed SGM's application to strike out with costs to be paid by SGM. SGM filed a notice of appeal against both decisions given by the Senior Assistant Registrar on 18 November 2005 above. Appeals against both these decisions were allowed and they were to be heard on 12 and 29 June 2006 and subsequently adjourned to 5 February 2008.

SGM had also on 14 December 2005 filed an application to stay the above proceedings until the disposal of SGM's appeal. This application was allowed on 7 March 2006.

(iii) The Company has been named as one of 39 respondents in United States International Trade Commission ("ITC") investigation, which Tillotson Corporation instituted on 30 May 2007, for alleged patent infringement of nitrile gloves.

The outcome of the abovementioned investigation is not presently determinable. The ITC, however, cannot award monetary damages and the Company's appointed solicitors, have opined that the Company has meritorious defences.

24. Dividend

No dividend was proposed by the Board of Directors for the current quarter under review.

The total declared dividends for financial year 2007 was 20%. The Company paid an interim dividend of 8% (tax exempt) amounting RM12,017,257 on 13th September 2007, which was declared on 4 July 2007 in conjunction with the 3rd quarter ended 31 May 2007's financial results announcement. In quarter 4 financial year 2007, the Board of Directors has proposed a final dividend of 12% consisting of 6% (tax exempt) amount to RM9,016,546 and 6% (taxable at 26%) amounting RM6,672,244 for the financial year ended 31 August 2007. The proposed final dividend (totaling 12% and amounting to RM15,688,790) is subject to the shareholders' approval in the forthcoming Annual General Meeting.

Record of dividends paid in respect of financial year ended 31 August 2006

Date approved	Type of dividend	Dividend Rate	Amount Paid (RM)	Payment date
4/7/2006	Interim dividend	7% (tax exempt)	6,727,157	15/9/2006
10/1/2007	Final dividend	6% (tax exempt)	8,981,908	15/3/2007
10/1/2007	Final dividend	5% (with 27% tax)	5,463,994	15/3/2007
	Total dividend for financial year ended 31/8/2006	**18%**	**21,173,059**	

25. Earnings Per Share

	Quarter Ended		Year To Date Ended	
	30 Nov 2007	**30 Nov 2006**	**30 Nov 2007**	**30 Nov 2006**
Net profit attributable to ordinary shareholders (RM'000)	29,383	24,845	29,383	24,845
Basic				
Total number of ordinary shares ('000)	300,552	270,896*	300,552	270,896*
Adjusted weighted average number of ordinary shares ('000)	300,496	269,525*	300,496	269,525*
Basic earnings per ordinary share (sen)	9.78	9.22	9.78	9.22
Diluted				
Adjusted weighted average number of ordinary shares ('000)	300,496	269,525*	300,496	269,525*
ESOS :				
No. of unissued shares	7,630	5,298*	7,630	5,298*
No. of shares that would have been issued at fair value	(5,492)	(3,552)*	(5,492)	(3,552)*
Diluted weighted average number of ordinary shares ('000)	302,634	271,271	302,634	271,271
Diluted earnings per ordinary share (sen)	9.71	9.16	9.71	9.16

For comparative purpose the number of ordinary shares issued as at 30 November 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each.

otice of Shares Buy Back - Immediate Announcement
eference No **CS-080103-574CE**

ompany Name	: **TOP GLOVE CORPORATION BHD**
:ock Name	: TOPGLOV
ate Announced	: 03/01/2008

ate of buy back	: 03/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 32,000
finimum price paid for each share urchased (RM)	: 6.450
faximum price paid for each share urchased (RM)	: 6.500
otal consideration paid (RM)	: 207,000.00
umber of shares purchased retained in easury (units)	: 32,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 4,212,600
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

RECEIVED
2008 JUL 21 A 11: 15

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 04/01/2008

ame	: The Overlook Partners Fund LP
ddress	: c/o Overlook Investments Limited 1702 Dina House 11 Duddell Street Central Hong Kong
RIC/Passport No/Company No.	: -
ationality/Country of corporation	: Cayman Islands
escriptions (lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: HSBC Bank Malaysia Bhd 2 Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	24/12/2007	342,600	

ircumstances / reason of which change has ccurred	: Purchase
ature of terest	: Direct
irect (units)	: 15,415,580
irect (%)	: 5.2
idirect/deemed interest (units)	:
idirect/deemed interest (%)	:
otal no of securities after change	: 15,415,580
ate of notice	: 04/01/2008

emarks

he 342,600 shares were purchased between 12 December 2007 to 24 December 2007

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 04/01/2008

ate of buy back	: 04/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 115,600
linimum price paid for each share urchased (RM)	: 6.350
laximum price paid for each share urchased (RM)	: 6.550
otal consideration paid (RM)	: 741,750.00
umber of shares purchased retained in easury (units)	: 115,600
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 4,328,200
djusted issued capital after cancellation no. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 04/01/2008

ate of buy back from	: 26/12/2007
ate of buy back to	: 31/12/2007
otal number of shares purchased (units)	: 213,700
inimum price paid for each share purchased RM)	: 5.900
laximum price paid for each share purchased RM)	: 6.500
otal amount paid for shares purchased (RM)	: 1,322,090.00
he name of the stock exchange through which e shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury nits)	: 213,700
otal number of shares retained in treasury (units)	: 4,161,600
umber of shares purchased which were ancelled (units)	: 0
otal issued capital as diminished	: 0
ate lodged with registrar of companies	: 04/01/2008
odged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

eference No CS-080107-8E0D5

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 07/01/2008

ate of buy back	: 07/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 59,000
inimum price paid for each share rchased (RM)	: 6.350
aximum price paid for each share rchased (RM)	: 6.500
otal consideration paid (RM)	: 375,410.00
umber of shares purchased retained in easury (units)	: 59,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 4,387,200
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

sting Circular
STING'S CIRCULAR NO. L/Q : 48095 OF 2008

ompany Name	:	TOP GLOVE CORPORATION BHD
tock Name	:	TOPGLOV
ate Announced	:	08/01/2008

ubject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

ontents :

indly be advised that the abovementioned Company's additional 63,300 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will : granted listing and quotation with effect from 9.00 a.m., Wednesday, 9 January 2008.

ɔmpany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 08/01/2008

RECEIVED
2008 JUL 21 A 11:15

ate of buy back	: 08/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 38,000
inimum price paid for each share urchased (RM)	: 6.300
aximum price paid for each share urchased (RM)	: 6.450
otal consideration paid (RM)	: 240,670.00
umber of shares purchased retained in easury (units)	: 38,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 4,425,200
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate Announced	: 09/01/2008

ate of buy back	: 09/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 110,400
linimum price paid for each share urchased (RM)	: 6.100
laximum price paid for each share urchased (RM)	: 6.350
otal consideration paid (RM)	: 680,290.00
lumber of shares purchased retained in easury (units)	: 110,400
lumber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 4,535,600
djusted issued capital after cancellation 10. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 09/01/2008

ype	: Announcement
ubject	: TOP GLOVE CORPORATION BHD. ("TOP GLOVE" OR THE "COMPANY") - EXTRAORDINARY GENERAL MEETING
ontents	: We act for and on behalf of Top Glove Corporation Bhd. ("Top Glove or the Company").

We wish to inform that all resolutions as per the Notice dated 27 November 2007 were duly passed at the Extraordinary General Meeting of the Company held at Sime Darby Convention Centre, Banyan & Casuarina Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Wednesday, 9 January 2008.

ieneral Announcement

ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate, Announced	: 09/01/2008

ype	: Announcement
ubject	: TOP GLOVE CORPORATION BHD. ("TOP GLOVE" OR THE "COMPANY") - NINTH ANNUAL GENERAL MEETING
ontents	: We act for and on behalf of Top Glove Corporation Bhd. ("Top Glove or the Company").

We wish to inform that all resolutions as per the Notice dated 27 November 2007 were duly passed at the Ninth Annual General Meeting of the Company held at Sime Darby Convention Centre, Banyan & Casuarina Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Wednesday, 9 January 2008.

eference No CS-080111-8079D

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 11/01/2008

ate of buy back	: 11/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 33,000
inimum price paid for each share urchased (RM)	: 6.150
aximum price paid for each share urchased (RM)	: 6.250
otal consideration paid (RM)	: 204,090.00
umber of shares purchased retained in easury (units)	: 33,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 4,568,600
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080114-7F8DB

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 14/01/2008

ate of buy back	: 14/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 118,900
inimum price paid for each share urchased (RM)	: 6.050
aximum price paid for each share urchased (RM)	: 6.200
otal consideration paid (RM)	: 724,155.00
umber of shares purchased retained in easury (units)	: 118,900
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 4,687,500
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No **CS-080107-81BFD**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 14/01/2008

ate of buy back	: 07/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 59,000
inimum price paid for each share ırchased (RM)	: 6.350
aximum price paid for each share ırchased (RM)	: 6.500
otal consideration paid (RM)	: 375,410.00
umber of shares purchased retained in easury (units)	: 59,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 4,387,200
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

RECEIVED
2008 JUL 21 A 11:45

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 15/01/2008

ate of buy back	: 15/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 95,000
inimum price paid for each share urchased (RM)	: 5.800
aximum price paid for each share urchased (RM)	: 6.150
otal consideration paid (RM)	: 569,065.00
umber of shares purchased retained in easury (units)	: 95,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 4,782,500
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 15/01/2008

ate of buy back from	: 02/01/2008
ate of buy back to	: 09/01/2008
tal number of shares purchased (units)	: 374,000
inimum price paid for each share purchased M)	: 6.100
aximum price paid for each share purchased M)	: 6.550
tal amount paid for shares purchased (RM)	: 2,367,680.00
e name of the stock exchange through which e shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury nits)	: 374,000
tal number of shares retained in treasury (units)	: 4,535,600
umber of shares purchased which were ncelled (units)	: 0
tal issued capital as diminished	: 0
ate lodged with registrar of companies	: 15/01/2008
dged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

eference No **CS-080116-8A7B1**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 16/01/2008

ate of buy back	: 16/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 58,000
inimum price paid for each share urchased (RM)	: 5.650
aximum price paid for each share urchased (RM)	: 5.850
otal consideration paid (RM)	: 331,530.00
umber of shares purchased retained in easury (units)	: 58,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 4,840,500
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 17/01/2008

ate of buy back	: 17/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 25,000
inimum price paid for each share urchased (RM)	: 5.700
aximum price paid for each share urchased (RM)	: 5.750
otal consideration paid (RM)	: 142,875.00
umber of shares purchased retained in easury (units)	: 25,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 4,865,500
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

nanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

eference No **CS-080118-78CF8**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 18/01/2008

ame	: The Overlook Partners Fund LP
ddress	: c/o Overlook Investments Limited 1702 Dina House 11 Duddell Street Central, Hong Kong
RIC/Passport No/Company No.	: -
ationality/Country of corporation	: Cayman Islands
escriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address of registered older	: HSBC Bank Malaysia Bhd 2 Lebob Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	16/01/2008	230,000	

ircumstances y reason of which change has ccurred	: Purchase
lature of nterest	: Direct
irect (units)	: 15,645,580
irect (%)	: 5.2
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 15,645,580
ate of notice	: 18/01/2008

emarks

otice of Shares Buy Back - Immediate Announcement
eference No CS-080118-78CF9

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 18/01/2008

ate of buy back	: 18/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 26,000
inimum price paid for each share urchased (RM)	: 5.600
aximum price paid for each share urchased (RM)	: 5.700
otal consideration paid (RM)	: 146,440.00
umber of shares purchased retained in easury (units)	: 26,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 4,891,500
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 21/01/2008

ate of buy back	: 21/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 23,000
inimum price paid for each share irchased (RM)	: 5.600
aximum price paid for each share irchased (RM)	: 5.700
otal consideration paid (RM)	: 129,260.00
umber of shares purchased retained in easury (units)	: 23,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 4,914,500
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 22/01/2008

ate of buy back	: 22/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 92,200
linimum price paid for each share urchased (RM)	: 5.150
laximum price paid for each share urchased (RM)	: 5.550
otal consideration paid (RM)	: 495,180.00
umber of shares purchased retained in easury (units)	: 92,200
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,006,700
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080124-77B9C

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 24/01/2008

ame	: The Overlook Partners Fund LP
ddress	: c/o Overlook Investments Limited 1702 Dina House 11 Duddell Street Central, Hong Kong
RIC/Passport No/Company No.	: -
ationality/Country of corporation	: Cayman Islands
escriptions :lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address 'registered older	: HSBC Bank Malaysia Bhd 2 Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	22/01/2008	164,000	

ircumstances ' reason of which change has :curred	: Purchase
ature of terest	: Direct
irect (units)	: 15,809,580
irect (%)	: 5.35
direct/deemed interest (units)	:
direct/deemed interest (%)	:
otal no of securities after change	: 15,809,580
ate of notice	: 23/01/2008

emarks

otice of Shares Buy Back by a Company Pursuant to Form 28A
eference No **CS-080124-77B9D**

ompany Name	:	**TOP GLOVE CORPORATION BHD**
ock Name	:	TOPGLOV
ate Announced	:	24/01/2008

ate of buy back from	:	11/01/2008
ate of buy back to	:	18/01/2008
otal number of shares purchased (units)	:	355,900
inimum price paid for each share purchased M)	:	5.600
aximum price paid for each share purchased M)	:	6.250
otal amount paid for shares purchased (RM)	:	2,118,155.00
ne name of the stock exchange through which e shares were purchased	:	BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury nits)	:	355,900
otal number of shares retained in treasury (units)	:	4,891,500
umber of shares purchased which were ncelled (units)	:	0
otal issued capital as diminished	:	0
ate lodged with registrar of companies	:	24/01/2008
odged by	:	Securities Services (Holdings) Sdn. Bhd.

emarks:

eference No **CS-080124-77B9E**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 24/01/2008

ate of buy back	: 24/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 30,300
inimum price paid for each share rchased (RM)	: 5.450
aximum price paid for each share rchased (RM)	: 5.500
otal consideration paid (RM)	: 165,550.00
umber of shares purchased retained in easury (units)	: 30,300
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,037,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 25/01/2008

ate of buy back	: 25/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 63,000
inimum price paid for each share urchased (RM)	: 5.300
aximum price paid for each share urchased (RM)	: 5.500
otal consideration paid (RM)	: 339,750.00
umber of shares purchased retained in easury (units)	: 63,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,100,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

otice of Shares Buy Back - Immediate Announcement
eference No **CS-080128-7627B**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 28/01/2008

ate of buy back	: 28/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 35,000
inimum price paid for each share urchased (RM)	: 5.300
aximum price paid for each share urchased (RM)	: 5.450
otal consideration paid (RM)	: 187,145.00
umber of shares purchased retained in easury (units)	: 35,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,135,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ieneral Announcement
eference No **MI-080128-61951**

ubmitting Merchant Bank	: RHB INVESTMENT BANK BERHAD
ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate Announced	: 28/01/2008

RECEIVED
... JUL 31 A 11: ...

ype	: Announcement
ubject	: TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY") Proposed establishment of a new employees' share option scheme ("ESOS") for eligible employees and Directors of Top Glove and its subsidiaries ("Proposed New ESOS")
ontents	: We refer to Top Glove's announcement dated 19 October 2007 in connection with the Proposed New ESOS ("Announcement"). Unless otherwise defined, the definitions set out in the Announcement shall apply herein.

On behalf of the Board of Directors of Top Glove, RHB Investment Bank Berhad is pleased to announce that Bursa Malaysia Securities Berhad had vide its letter dated 24 January 2008 granted its approval-in-principle for such number of additional new Top Glove Shares, representing 15% of the issued and paid-up share capital of Top Glove, to be issued pursuant to the exercise of options under the new ESOS.

This announcement is dated 28 January 2008.

otice of Shares Buy Back - Immediate Announcement
eference No **CS-080129-5B02E**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 29/01/2008

ate of buy back	: 29/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 24,000
inimum price paid for each share urchased (RM)	: 5.300
aximum price paid for each share urchased (RM)	: 5.350
otal consideration paid (RM)	: 127,680.00
umber of shares purchased retained in easury (units)	: 24,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,159,000
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

ɔmpany Name	:	TOP GLOVE CORPORATION BHD
ock Name	:	TOPGLOV
ate Announced	:	30/01/2008

ate of buy back	:	30/01/2008
escription of shares purchased	:	Ordinary Shares of RM0.50
otal number of shares purchased (units)	:	27,000
inimum price paid for each share urchased (RM)	:	5.300
aximum price paid for each share urchased (RM)	:	5.400
otal consideration paid (RM)	:	143,810.00
umber of shares purchased retained in easury (units)	:	27,000
umber of shares purchased which are oposed to be cancelled (units)	:	0
umulative net outstanding treasury shares at to-date (units)	:	5,186,000
djusted issued capital after cancellation o. of shares) (units)	:	0

emarks

otice of Shares Buy Back - Immediate Announcement
eference No CS-080131-899BF

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 31/01/2008

ate of buy back	: 31/01/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 24,000
inimum price paid for each share urchased (RM)	: 5.300
aximum price paid for each share urchased (RM)	: 5.350
otal consideration paid (RM)	: 127,600.00
umber of shares purchased retained in easury (units)	: 24,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,210,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080131-899BE

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 31/01/2008

ate of buy back from	: 21/01/2008
ate of buy back to	: 25/01/2008
otal number of shares purchased (units)	: 208,500
inimum price paid for each share purchased RM)	: 5.150
aximum price paid for each share purchased RM)	: 5.700
otal amount paid for shares purchased (RM)	: 1,129,740.00
ne name of the stock exchange through which e shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury nits)	: 208,500
otal number of shares retained in treasury (units)	: 5,100,000
umber of shares purchased which were ancelled (units)	: 0
otal issued capital as diminished	: 0
ate lodged with registrar of companies	: 31/01/2008
odged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

.eference No **CS-080204-7152B**

ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate Announced	: 04/02/2008

ate of buy back	: 04/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 43,000
finimum price paid for each share urchased (RM)	: 5.200
faximum price paid for each share urchased (RM)	: 5.350
otal consideration paid (RM)	: 225,680.00
lumber of shares purchased retained in easury (units)	: 43,000
lumber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,253,000
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 05/02/2008

ibject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

ontents : Kindly be advised that the abovementioned Company's additional 66,700 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 6 February 2008.

otice of Shares Buy Back - Immediate Announcement
eference No **CS-080205-6ADE2**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 05/02/2008

ate of buy back	: 05/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 22,000
inimum price paid for each share urchased (RM)	: 5.150
aximum price paid for each share urchased (RM)	: 5.200
otal consideration paid (RM)	: 114,190.00
umber of shares purchased retained in easury (units)	: 22,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,275,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ɔmpany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 05/02/2008

ate of buy back from	: 28/01/2008
ate of buy back to	: 04/02/2008
ɔtal number of shares purchased (units)	: 153,000
inimum price paid for each share purchased .M)	: 5.200
aximum price paid for each share purchased .M)	: 5.450
ɔtal amount paid for shares purchased (RM)	: 811,915.00
ıe name of the stock exchange through which e shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury nits)	: 153,000
ɔtal number of shares retained in treasury (units)	: 5,253,000
umber of shares purchased which were ıncelled (units)	: 0
ɔtal issued capital as diminished	: 0
ate lodged with registrar of companies	: 05/02/2008
ɔdged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

eference No **CS-080211-94AB0**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 11/02/2008

ate of buy back	: 11/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50 each
otal number of shares purchased (units)	: 21,000
inimum price paid for each share irchased (RM)	: 5.150
aximum price paid for each share irchased (RM)	: 5.200
otal consideration paid (RM)	: 108,410.00
umber of shares purchased retained in easury (units)	: 21,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,296,000
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 12/02/2008

ate of buy back	: 12/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 28,000
inimum price paid for each share irchased (RM)	: 5.200
aximum price paid for each share irchased (RM)	: 5.350
otal consideration paid (RM)	: 146,705.00
umber of shares purchased retained in easury (units)	: 28,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,324,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ɔmpany Name	: **TOP GLOVE CORPORATION BHD**
ɔck Name	: TOPGLOV
ate Announced	: 13/02/2008

ate of buy back	: 13/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
ɔtal number of shares purchased (units)	: 24,000
linimum price paid for each share ırchased (RM)	: 5.200
laximum price paid for each share ırchased (RM)	: 5.350
ɔtal consideration paid (RM)	: 126,280.00
umber of shares purchased retained in easury (units)	: 24,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,348,000
djusted issued capital after cancellation ıo. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**		
ock Name	: TOPGLOV		
ate Announced	: 14/02/2008		

ame : The Overlook Partners Fund LP
ddress : c/o Overlook Investments Limited
1702 Dina House
11 Duddell Street
Central, Hong Kong
RIC/Passport No/Company No. : -
ationality/Country of corporation : Cayman Islands
escriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
ame & address f registered older : HSBC Bank Malaysia Bhd
2 Leboh Ampang
50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	04/02/2008	150,000	

ircumstances y reason of which change has ccurred : Purchase
lature of nterest : Direct
irect (units) : 15,959,580
irect (%) : 5.4
ndirect/deemed interest (units) :
ndirect/deemed interest (%) :
otal no of securities after change : 15,959,580
ate of notice : 11/02/2008

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
:ock Name	: TOPGLOV
ate Announced	: 14/02/2008

ate of buy back	: 14/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 16,000
linimum price paid for each share ırchased (RM)	: 5.200
laximum price paid for each share ırchased (RM)	: 5.250
otal consideration paid (RM)	: 83,750.00
'umber of shares purchased retained in easury (units)	: 16,000
'umber of shares purchased which are roposed to be cancelled (units)	: 0
:umulative net outstanding treasury shares s at to-date (units)	: 5,364,000
.djusted issued capital after cancellation ıo. of shares) (units)	: 0

.emarks

otice of Shares Buy Back - Immediate Announcement
eference No CS-080215-762C3

mpany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
te Announced	: 15/02/2008

te of buy back	: 15/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
tal number of shares purchased (units)	: 10,000
inimum price paid for each share rchased (RM)	: 5.250
aximum price paid for each share rchased (RM)	: 5.250
tal consideration paid (RM)	: 52,500.00
umber of shares purchased retained in easury (units)	: 10,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,374,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080218-745DA

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 18/02/2008

ate of buy back from	: 05/02/2008
ate of buy back to	: 15/02/2008
otal number of shares purchased (units)	: 121,000
inimum price paid for each share purchased (RM)	: 5.150
aximum price paid for each share purchased (RM)	: 5.350
otal amount paid for shares purchased (RM)	: 631,835.00
he name of the stock exchange through which the shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury (units)	: 121,000
otal number of shares retained in treasury (units)	: 5,374,000
umber of shares purchased which were cancelled (units)	: 0
otal issued capital as diminished	: 0
ate lodged with registrar of companies	: 18/02/2008
odged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

otice of Shares Buy Back - Immediate Announcement
eference No **CS-080218-745DB**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 18/02/2008

RECEIVED

ate of buy back	: 18/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 22,000
inimum price paid for each share urchased (RM)	: 5.150
aximum price paid for each share urchased (RM)	: 5.300
otal consideration paid (RM)	: 113,950.00
umber of shares purchased retained in easury (units)	: 22,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,396,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 19/02/2008

ate of buy back	: 19/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 25,000
inimum price paid for each share urchased (RM)	: 5.100
aximum price paid for each share urchased (RM)	: 5.150
otal consideration paid (RM)	: 127,975.00
umber of shares purchased retained in easury (units)	: 25,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,421,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name : TOP GLOVE CORPORATION BHD
tock Name : TOPGLOV
ate Announced : 19/02/2008

ame : The Overlook Partners Fund LP
ddress : c/o Overlook Investments Limited
1702 Dina House
11 Duddell Street
Central, Hong Kong
RIC/Passport No/Company No. : -
ationality/Country of corporation : Cayman Islands
escriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
ame & address of registered holder : HSBC Bank Malaysia Bhd
2 Leboh Ampang
50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	15/02/2008	680,000	

ircumstances by reason of which change has occurred : Purchase
ature of interest : Direct
irect (units) : 16,639,580
irect (%) : 5.63
ndirect/deemed interest (units) :
ndirect/deemed interest (%) :
otal no of securities after change : 16,639,580
ate of notice : 19/02/2008

emarks
he 680,000 shares were purchased between 14 February 2008 to 15 February 2008

otice of Shares Buy Back - Immediate Announcement
eference No CS-080220-5B0CC

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 20/02/2008

ate of buy back	: 20/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 39,000
inimum price paid for each share urchased (RM)	: 5.050
aximum price paid for each share urchased (RM)	: 5.150
otal consideration paid (RM)	: 198,145.00
umber of shares purchased retained in easury (units)	: 39,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,460,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 21/02/2008

ate of buy back	: 21/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 28,000
inimum price paid for each share urchased (RM)	: 5.050
aximum price paid for each share urchased (RM)	: 5.150
otal consideration paid (RM)	: 141,850.00
umber of shares purchased retained in easury (units)	: 28,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,488,000
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080222-757AC

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 22/02/2008

ate of buy back	: 22/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 38,200
inimum price paid for each share urchased (RM)	: 4.960
laximum price paid for each share urchased (RM)	: 5.050
otal consideration paid (RM)	: 191,066.00
umber of shares purchased retained in easury (units)	: 38,200
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,526,200
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080225-5E8D1

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 25/02/2008

ate of buy back	: 25/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 32,000
inimum price paid for each share urchased (RM)	: 4.980
aximum price paid for each share urchased (RM)	: 5.050
otal consideration paid (RM)	: 160,450.00
umber of shares purchased retained in easury (units)	: 32,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares ; at to-date (units)	: 5,558,200
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

eference No **CS-080226-959DA**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 26/02/2008

ame	: The Overlook Partners Fund LP
ddress	: c/o Overlook Investments Limited 1702 Dina House 11 Duddell Street Central, Hong Kong
RIC/Passport No/Company No.	: -
ationality/Country of corporation	: Cayman Islands
escriptions Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: HSBC Bank Malaysia Bhd 2 Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	22/02/2008	1,000,000	

ircumstances y reason of which change has ccurred	: Purchase
lature of nterest	: Direct
irect (units)	: 17,639,580
irect (%)	: 5.98
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 17,639,580
ate of notice	: 22/02/2008

emarks

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 26/02/2008

ate of buy back	: 26/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 14,000
inimum price paid for each share urchased (RM)	: 5.000
aximum price paid for each share urchased (RM)	: 5.050
otal consideration paid (RM)	: 70,410.00
umber of shares purchased retained in easury (units)	: 14,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares ; at to-date (units)	: 5,572,200
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

:eference No **CS-080227-69B2D**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 27/02/2008

ate of buy back	: 27/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 11,000
inimum price paid for each share urchased (RM)	: 5.050
aximum price paid for each share urchased (RM)	: 5.100
otal consideration paid (RM)	: 55,660.00
umber of shares purchased retained in easury (units)	: 11,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,583,200
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ɔmpany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 28/02/2008
ıbject	: TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
ɔntents	: Kindly be advised that the abovementioned Company's additional 48,800 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 3 March 2008.

ompany Name	:	**TOP GLOVE CORPORATION BHD**
ock Name	:	TOPGLOV
ate Announced	:	28/02/2008

ate of buy back from	:	18/02/2008
ate of buy back to	:	22/02/2008
otal number of shares purchased (units)	:	152,200
inimum price paid for each share purchased (RM)	:	4.960
aximum price paid for each share purchased (RM)	:	5.300
otal amount paid for shares purchased (RM)	:	772,986.00
e name of the stock exchange through which e shares were purchased	:	BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury (units)	:	152,200
otal number of shares retained in treasury (units)	:	5,526,200
umber of shares purchased which were ncelled (units)	:	0
otal issued capital as diminished	:	0
ate lodged with registrar of companies	:	28/02/2008
odged by	:	Securities Services (Holdings) Sdn. Bhd.

emarks:

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 28/02/2008

ate of buy back	: 28/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 30,000
inimum price paid for each share urchased (RM)	: 4.980
laximum price paid for each share urchased (RM)	: 5.100
otal consideration paid (RM)	: 150,238.00
umber of shares purchased retained in easury (units)	: 30,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,613,200
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

eference No **CS-080229-6F2E4**

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 29/02/2008

ate of buy back	: 29/02/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 25,000
linimum price paid for each share urchased (RM)	: 5.000
laximum price paid for each share urchased (RM)	: 5.050
otal consideration paid (RM)	: 125,435.00
umber of shares purchased retained in easury (units)	: 25,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,638,200
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

eference No CS-080303-5DAD3

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 03/03/2008

ate of buy back	: 03/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 15,000
inimum price paid for each share urchased (RM)	: 4.960
aximum price paid for each share urchased (RM)	: 5.000
otal consideration paid (RM)	: 74,880.00
umber of shares purchased retained in easury (units)	: 15,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 5,653,200
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

otice of Shares Buy Back - Immediate Announcement
eference No **CS-080304-8975B**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 04/03/2008

ate of buy back	: 04/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 135,400
inimum price paid for each share urchased (RM)	: 4.800
aximum price paid for each share urchased (RM)	: 5.000
otal consideration paid (RM)	: 662,078.00
umber of shares purchased retained in easury (units)	: 135,400
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,788,600
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080305-6FE2F

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 05/03/2008

ate of buy back	: 05/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 103,900
inimum price paid for each share urchased (RM)	: 4.700
laximum price paid for each share urchased (RM)	: 4.900
otal consideration paid (RM)	: 497,022.00
umber of shares purchased retained in easury (units)	: 103,900
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,892,500
djusted issued capital after cancellation 1o. of shares) (units)	: 0

.emarks

eference No CS-080306-751CD

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 06/03/2008

ate of buy back	: 06/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 32,000
linimum price paid for each share urchased (RM)	: 4.720
iaximum price paid for each share urchased (RM)	: 4.780
otal consideration paid (RM)	: 151,544.00
umber of shares purchased retained in easury (units)	: 32,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,924,500
djusted issued capital after cancellation 10. of shares) (units)	: 0

emarks

otice of Shares Buy Back by a Company Pursuant to Form 28A
eference No CS-080306-751CC

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 06/03/2008

ate of buy back from	: 25/02/2008
ate of buy back to	: 29/02/2008
otal number of shares purchased (units)	: 112,000
inimum price paid for each share purchased (M)	: 4.980
aximum price paid for each share purchased (M)	: 5.100
otal amount paid for shares purchased (RM)	: 562,193.00
he name of the stock exchange through which e shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury nits)	: 112,000
otal number of shares retained in treasury (units)	: 5,638,200
umber of shares purchased which were ncelled (units)	: 0
otal issued capital as diminished	: 0
ate lodged with registrar of companies	: 06/03/2008
odged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

eference No **CS-080307-64EE5**

ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate Announced	: 07/03/2008

ate of buy back	: 07/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 19,000
finimum price paid for each share urchased (RM)	: 4.640
laximum price paid for each share urchased (RM)	: 4.700
otal consideration paid (RM)	: 88,904.00
lumber of shares purchased retained in easury (units)	: 19,000
lumber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 5,943,500
djusted issued capital after cancellation 10. of shares) (units)	: 0

emarks

eference No CS-080310-578AA

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 10/03/2008

ate of buy back	: 10/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 57,100
inimum price paid for each share urchased (RM)	: 4.460
laximum price paid for each share urchased (RM)	: 4.640
otal consideration paid (RM)	: 259,672.00
umber of shares purchased retained in easury (units)	: 57,100
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 6,000,600
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 11/03/2008

ate of buy back	: 11/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 16,000
inimum price paid for each share rchased (RM)	: 4.460
aximum price paid for each share irchased (RM)	: 4.540
otal consideration paid (RM)	: 71,960.00
umber of shares purchased retained in easury (units)	: 16,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 6,016,600
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080312-90B2F

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 12/03/2008

ate of buy back from	: 03/03/2008
ate of buy back to	: 07/03/2008
otal number of shares purchased (units)	: 305,300
inimum price paid for each share purchased (M)	: 4.640
laximum price paid for each share purchased (M)	: 5.000
otal amount paid for shares purchased (RM)	: 1,474,428.00
he name of the stock exchange through which e shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury nits)	: 305,300
otal number of shares retained in treasury (units)	: 5,943,500
umber of shares purchased which were ancelled (units)	: 0
otal issued capital as diminished	: 0
ate lodged with registrar of companies	: 12/03/2008
odged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

eference No **CS-080312-90B30**

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 12/03/2008

ame : The Overlook Partners Fund LP
ddress : c/o Overlook Investments Limited
1702 Dina House
11 Duddell Street
Central, Hong Kong
RIC/Passport No/Company No. : -
ationality/Country of corporation : Cayman Islands
escriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
ame & address f registered older : HSBC Bank Malaysia Bhd
2 Leboh Ampang
50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	03/03/2008	300,000	
Acquired	05/03/2008	32,000	

ircumstances y reason of which change has ccurred : Purchase
ature of nterest : Direct
irect (units) : 17,971,580
irect (%) : 6.1
ndirect/deemed interest (units) :
ndirect/deemed interest (%) :
otal no of securities after change : 17,971,580
ate of notice : 12/03/2008

emarks

eference No CS-080312-90B31

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 12/03/2008

ate of buy back	: 12/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 16,000
inimum price paid for each share irchased (RM)	: 4.500
aximum price paid for each share irchased (RM)	: 4.560
otal consideration paid (RM)	: 72,228.00
umber of shares purchased retained in easury (units)	: 16,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares ; at to-date (units)	: 6,032,600
djusted issued capital after cancellation io. of shares) (units)	:

emarks

eference No CS-080313-4F3D3

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 13/03/2008

ate of buy back	: 13/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 110,300
inimum price paid for each share urchased (RM)	: 4.300
laximum price paid for each share urchased (RM)	: 4.520
otal consideration paid (RM)	: 483,150.00
umber of shares purchased retained in easury (units)	: 110,300
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 6,142,900
djusted issued capital after cancellation io. of shares) (units)	:

emarks

ompany Name	: TOP GLOVE CORPORATION BHD
:ock Name	: TOPGLOV
ate Announced	: 14/03/2008

ate of buy back	: 14/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 38,000
linimum price paid for each share ırchased (RM)	: 4.340
laximum price paid for each share ırchased (RM)	: 4.400
otal consideration paid (RM)	: 166,148.00
umber of shares purchased retained in easury (units)	: 38,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares ; at to-date (units)	: 6,180,900
djusted issued capital after cancellation 10. of shares) (units)	: 0

emarks

eference No **CS-080314-BCB4B**

tock Name : TOPGLOV
'ate Announced : 14/03/2008

ıformation Compiled By Bursa Malaysia

articulars of Director

ame	: Sekarajasekaran A/L Arasaratnam
ddress	: No. 3 Jalan 12/9 46200 Petaling Jaya Selangor Darul Ehsan
escriptions(Class & ɔminal value)	: Ordinary Shares of RM0.50 each

'etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	21/02/2008	10,000	
Acquired	27/02/2008	5,000	

ircumstances ỵ reason of which change has ɔcurred	: Acquisition of Shares
ature of .terest	: Direct
onsideration (if any)	:
otal no of securities after change	
irect (units)	: 10,481,669
irect (%)	: 3.5513
ıdirect/deemed interest (units)	:
ıdirect/deemed interest (%)	:
ate of notice	: 05/03/2008

emarks
alance of shares: -

irect Interest:
ɛkarajasekaran A/L Arasaratnam - 10,481,669 shares

he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

eference No CS-080314-BCB4C

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 14/03/2008

ype : Announcement
ibject : TOP GLOVE CORPORATION BERHAD ("TOP GLOVE")
- NOTICE OF INTENTION BY DIRECTOR TO DEAL IN COMPANY'S SHARES DURING CLOSED PERIOD

ontents : The Board of Directors of TOP GLOVE wishes to inform that Sekarajasekaran A/L Arasaratnam the Director of TOP GLOVE who is currently holding the following shares in the capital of TOP GLOVE, intends to deal in the securities of TOP GLOVE during closed period prior to the targeted date of announcement of TOP GLOVE's financial results for the second quarter ended 29 February 2008.

nnouncement Details :

Securities	Direct Interest		Deemed Interest	
	No.	%	No.	%
No. of Ordinary Shares of RM0.50 each	10,481,669	3.56	Nil	Nil

ɔmpany Name : **TOP GLOVE CORPORATION BHD**
ock Name : TOPGLOV
ate Announced : 17/03/2008

ame : The Overlook Partners Fund LP
ddress : c/o Overlook Investments Limited
1702 Dina House
11 Duddell Street
Central, Hong Kong
RIC/Passport No/Company No. : -
ationality/Country of corporation : Cayman Islands
escriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
ame & address registered holder : HSBC Bank Malaysia Bhd
2 Leboh Ampang
50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	11/03/2008	400,000	
Acquired	12/03/2008	148,800	

ircumstances by reason of which change has ccurred : Purchase
ature of nterest : Direct
irect (units) : 18,520,380
irect (%) : 6.28
ndirect/deemed interest (units) :
ndirect/deemed interest (%) :
otal no of securities after change : 18,520,380
ate of notice : 13/03/2008

emarks

eference No **CS-080317-6155F**

ompany Name	: **TOP GLOVE CORPORATION BHD**
:ock Name	: TOPGLOV
ate Announced	: 17/03/2008

ate of buy back	: 17/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 41,000
linimum price paid for each share urchased (RM)	: 4.260
laximum price paid for each share urchased (RM)	: 4.380
otal consideration paid (RM)	: 176,912.00
umber of shares purchased retained in easury (units)	: 41,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares ; at to-date (units)	: 6,221,900
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

otice of Shares Buy Back - Immediate Announcement
ference No CS-080318-7553D

mpany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
te Announced	: 18/03/2008

RECEIVED

te of buy back	: 18/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
tal number of shares purchased (units)	: 125,600
inimum price paid for each share rchased (RM)	: 4.000
aximum price paid for each share rchased (RM)	: 4.300
tal consideration paid (RM)	: 518,280.00
umber of shares purchased retained in easury (units)	: 125,600
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 6,347,500
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080319-70D1E

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 19/03/2008

ate of buy back	: 19/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
›tal number of shares purchased (units)	: 12,000
inimum price paid for each share ırchased (RM)	: 4.080
aximum price paid for each share ırchased (RM)	: 4.160
›tal consideration paid (RM)	: 49,190.00
umber of shares purchased retained in easury (units)	: 12,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares ; at to-date (units)	: 6,359,500
djusted issued capital after cancellation ıo. of shares) (units)	: 0

emarks

eference No CS-080319-70D1C

ompany Name	: **TOP GLOVE CORPORATION BHD**
:ock Name	: TOPGLOV
ate Announced	: 19/03/2008

ate of buy back from	: 10/03/2008
ate of buy back to	: 14/03/2008
otal number of shares purchased (units)	: 237,400
linimum price paid for each share purchased RM)	: 4.300
laximum price paid for each share purchased RM)	: 4.640
otal amount paid for shares purchased (RM)	: 1,053,158.00
ne name of the stock exchange through which e shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury inits)	: 237,400
otal number of shares retained in treasury (units)	: 6,180,900
umber of shares purchased which were incelled (units)	: 0
otal issued capital as diminished	: 0
ate lodged with registrar of companies	: 19/03/2008
odged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

eneral Announcement
eference No CS-080319-70D1D

ompany Name	:	TOP GLOVE CORPORATION BHD
ock Name	:	TOPGLOV
ate Announced	:	19/03/2008

ype	:	Announcement
ibject	:	TOP GLOVE CORPORATION BERHAD ("TOP GLOVE") - NOTICE OF INTENTION BY DIRECTOR TO DEAL IN COMPANY'S SHARES DURING CLOSED PERIOD
ontents	:	The Board of Directors of TOP GLOVE wishes to inform that Lim Hooi Sin, the Director of TOP GLOVE who is currently holding the following shares in the capital of TOP GLOVE, intends to deal in the securities of TOP GLOVE during closed period prior to the targeted date of announcement of TOP GLOVE's financial results for the second quarter ended 29 February 2008.

nnouncement Details :

Securities	Direct Interest		Deemed Interest	
	No.	%	No.	%
No. of Ordinary Shares of RM0.50 each	7,105,181	2.41	110,901,540	37.67

ompany Name : TOP GLOVE CORPORATION BHD
:ock Name : TOPGLOV
ate Announced : 21/03/2008

ame	: The Overlook Partners Fund LP
ddress	: c/o Overlook Investments Limited 1702 Dina House 11 Duddell Street Central, Hong Kong
RIC/Passport No/Company No.	: -
ationality/Country of corporation	: Cayman Islands
escriptions (lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: HSBC Bank Malaysia Bhd 2 Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	14/03/2008	500,000	

ircumstances / reason of which change has curred	: Purchase
ature of terest	: Direct
irect (units)	: 19,020,380
irect (%)	: 6.46
direct/deemed interest (units)	:
direct/deemed interest (%)	:
otal no of securities after change	: 19,020,380
ate of notice	: 20/03/2008

emarks

ompany Name	: TOP GLOVE CORPORATION BHD
tock Name	: TOPGLOV
ate Announced	: 21/03/2008

ate of buy back	: 21/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 38,000
linimum price paid for each share urchased (RM)	: 4.020
laximum price paid for each share urchased (RM)	: 4.120
otal consideration paid (RM)	: 153,824.00
umber of shares purchased retained in easury (units)	: 38,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 6,397,500
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

eference No CS-080324-A621B

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 24/03/2008

ate of buy back	: 24/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 27,000
linimum price paid for each share urchased (RM)	: 4.040
laximum price paid for each share urchased (RM)	: 4.080
otal consideration paid (RM)	: 109,380.00
umber of shares purchased retained in easury (units)	: 27,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 6,424,500
djusted issued capital after cancellation io. of shares) (units)	: 0

emarks

tock Name : TOPGLOV
'ate Announced : 24/03/2008

ame	: Lim Hooi Sin
.ddress	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
RIC/Passport No/Company No.	: 620523-05-5025
ationality/Country of icorporation	: Malaysian
escriptions Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address f registered older	: Lim Hooi Sin No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	24/03/2008	50,000	

ircumstances y reason of which change has ccurred	: Acquisition of Shares
ature of iterest	: Direct Interest
irect (units)	: 7,155,181
irect (%)	: 2.43
idirect/deemed interest (units)	: 110,901,540
idirect/deemed interest (%)	: 37.67
otal no of securities after change	: 118,056,721
ate of notice	: 24/03/2008

emarks
alance of shares
irect interest: 7,155,181

idirect interest:
Deemed interested through his brother, Tan Sri Dr. Lim Wee Chai (87,242,900)
Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,597,874)
Deemed interested through his sister, Ms. Lim Quee Choo (2,983,869)
Deemed interested by virtue of being the brother of Tan Sri Dr. Lim Wee Chai and brother-in-law of Puan Sri Tong Siew Bee who have direct interest in op Glove Holding Sdn. Bhd. (16,076,897)

Company Name : TOP GLOVE CORPORATION BHD
Stock Name : TOPGLOV
Date Announced : 24/03/2008

Name	: Tan Sri Dr. Lim Wee Chai
Address	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
NRIC/Passport No/Company No.	: 580107-05-5057
Nationality/Country of incorporation	: Malaysian
Descriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
Name & address of registered holder	: Lim Hooi Sin No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	24/03/2008	50,000	

Circumstances by reason of which change has occurred	: Acquisition of Shares - Deemed interested though his brother, Mr. Lim Hooi Sin
Nature of interest	: Indirect Interest
Direct (units)	: 87,242,900
Direct (%)	: 29.63
Indirect/deemed interest (units)	: 30,813,821
Indirect/deemed interest (%)	: 10.47
Total no of securities after change	: 118,056,721
Date of notice	: 24/03/2008

Remarks
Balance of shares
Direct interest: 87,242,900

Indirect interest:
Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874)
Deemed interested through his brother, Mr. Lim Hooi Sin (7,155,181)
Deemed interested through his sister, Ms. Lim Quee Choo (2,983,869)
Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

tock Name : TOPGLOV
'ate Announced : 24/03/2008

ame	: Tan Sri Dr. Lim Wee Chai
.ddress	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
'RJC/Passport No/Company No.	: 580107-05-5057
ationality/Country of icorporation	: Malaysian
'escriptions Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address f registered older	: Lim Hooi Sin No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

'etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	24/03/2008	50,000	

ircumstances y reason of which change has ccurred	: Acquisition of Shares - Deemed interested though his brother, Mr. Lim Hooi Sin
'ature of iterest	: Indirect Interest
'irect (units)	: 87,242,900
'irect (%)	: 29.63
idirect/deemed interest (units)	: 30,813,821
idirect/deemed interest (%)	: 10.47
otal no of securities after change	: 118,056,721
'ate of notice	: 24/03/2008

emarks
alance of shares
'irect interest: 87,242,900

idirect interest:
Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874)
Deemed interested through his brother, Mr. Lim Hooi Sin (7,155,181)
Deemed interested through his sister, Ms. Lim Quee Choo (2,983,869)
Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

tock Name : TOPGLOV
ate Announced : 24/03/2008

RECEIVED

2008 JUL 21 A 11: ..

..ICE OF INTER...
..ORPORATE ...

nformation Compiled By Bursa Malaysia

articulars of Director

ame	: Tan Sri Dr. Lim Wee Chai
ddress	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
escriptions(Class & ominal value)	: Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	24/03/2008	50,000	

ircumstances y reason of which change has ccurred	: Acquisition of Shares - Deemed interested though his brother, Mr. Lim Hooi Sin
ature of iterest	: Indirect Interest
onsideration (if any)	:
otal no of securities after change	
irect (units)	: 87,242,900
irect (%)	: 29.63
idirect/deemed interest (units)	: 30,813,821
idirect/deemed interest (%)	: 10.47
ate of notice	: 24/03/2008

emarks
alance of shares
irect interest: 87,242,900; #ESOS Options: 806,400

idirect interest:
Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874; #ESOS Options: 268,800)
Deemed interested through his brother, Mr. Lim Hooi Sin (7,155,181; #ESOS Options: 403,200)
Deemed interested through his sister, Ms. Lim Quee Choo (2,983,869; #ESOS Options: 92,400)
Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

ote: # Balance of ESOS Options granted buy yet to be exercised

he above announcement is also made to comply with Paragraph 14.08 of the Listing Requirements of Bursa Malaysia Securities Berhad.

eference No **CS-080324-A621A**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 24/03/2008

ame	: Lim Quee Choo
ddress	: No. 92, Jalan Besar 71650 Titi, Negeri Sembilan
RIC/Passport No/Company No.	: 660616-05-5178
ationality/Country of corporation	: Malaysian
escriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address f registered older	: Lim Hooi Sin No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	24/03/2008	50,000	

ircumstances y reason of which change has ccurred	: Acquisition of Shares - Deemed interested though her brother, Mr. Lim Hooi Sin
ature of nterest	: Indirect Interest
irect (units)	: 2,983,869
irect (%)	: 1.01
ndirect/deemed interest (units)	: 115,072,852
ndirect/deemed interest (%)	: 39.07
otal no of securities after change	: 118,056,721
ate of notice	: 24/03/2008

emarks
alance of shares
irect interest: 2,983,869

ndirect interest:
Deemed interested through her brother, Tan Sri Dr. Lim Wee Chai (87,242,900)
Deemed interested through her sister-in-law, Puan Sri Tong Siew Bee (4,597,874)
Deemed interested through her brother, Mr. Lim Hooi Sin (7,155,181)
Deemed interested by virtue of being the sister of Tan Sri Dr. Lim Wee Chai and sister-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 24/03/2008

ıformation Compiled By Bursa Malaysia

articulars of Director

ame : Puan Sri Tong Siew Bee
ddress : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	24/03/2008	50,000	

ircumstances y reason of which change has ccurred : Acquisition of Shares
- Deemed interested through her brother-in-law, Mr. Lim Hooi Sin
ature of iterest : Indirect Interest
onsideration (if any) :
otal no of securities after change
irect (units) : 4,597,874
irect (%) : 1.56
ıdirect/deemed interest (units) : 113,458,847
ıdirect/deemed interest (%) : 38.54
ate of notice : 24/03/2008

emarks
alance of shares
irect interest: 4,597,874; #ESOS Options: 268,800

ıdirect interest:
Deemed interested through her husband, Tan Sri Dr. Lim Wee Chai (87,242,900; #ESOS Options: 806,400)
Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (7,155,181; #ESOS Options: 403,200)
Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,983,869; #ESOS Options: 92,400)
Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

ote: # Balance of ESOS Options granted buy yet to be exercised

he above announcement is also made to comply with Paragraph 14.08 of the Listing Requirements of Bursa Malaysia Securities Berhad.

ompany Name : TOP GLOVE CORPORATION BHD
:ock Name : TOPGLOV
ate Announced : 24/03/2008

ame	: Puan Sri Tong Siew Bee
ddress	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
RIC/Passport No/Company No.	: 580107-05-5057
ationality/Country of corporation	: Malaysian
escriptions (lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: Lim Hooi Sin No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	24/03/2008	50,000	

ircumstances y reason of which change has ccurred	: Acquisition of Shares - Deemed interested through her brother-in-law, Mr. Lim Hooi Sin
ature of terest	: Indirect Interest
irect (units)	: 4,597,874
irect (%)	: 1.56
direct/deemed interest (units)	: 113,458,847
direct/deemed interest (%)	: 38.54
otal no of securities after change	: 118,056,721
ate of notice	: 24/03/2008

emarks
alance of shares
irect interest: 4,597,874

direct interest:
Deemed interested through her husband, Tan Sri Dr. Lim Wee Chai (87,242,900)
Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (7,155,181)
Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,983,869)
Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

ompany Name	: **TOP GLOVE CORPORATION BHD**
:ock Name	: TOPGLOV
ate Announced	: 25/03/2008

ate of buy back	: 25/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 14,000
linimum price paid for each share ırchased (RM)	: 4.080
laximum price paid for each share ırchased (RM)	: 4.100
otal consideration paid (RM)	: 57,278.00
umber of shares purchased retained in easury (units)	: 14,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares ; at to-date (units)	: 6,438,500
djusted issued capital after cancellation ıo. of shares) (units)	: 0

emarks

sting Circular
:STING'S CIRCULAR NO. L/Q : 49244 OF 2008

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 26/03/2008

ıbject	: TOPGLOV- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
ontents	: Kindly be advised that the abovementioned Company's additional 85,500 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 28 March 2008.

RECEIVED
2008 JUL 21 A 11:

ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate Announced	: 26/03/2008

ate of buy back from	: 17/03/2008
ate of buy back to	: 21/03/2008
otal number of shares purchased (units)	: 216,600
linimum price paid for each share purchased RM)	: 4.000
laximum price paid for each share purchased RM)	: 4.380
otal amount paid for shares purchased (RM)	: 898,206.00
he name of the stock exchange through which e shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
lumber of shares purchased retained in treasury units)	: 216,600
otal number of shares retained in treasury (units)	: 6,397,500
lumber of shares purchased which were ancelled (units)	: 0
otal issued capital as diminished	: 0
ate lodged with registrar of companies	: 26/03/2008
odged by	: Securities Services (Holdings) Sdn. Bhd.

Remarks:

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 26/03/2008

ate of buy back	: 26/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 18,000
inimum price paid for each share urchased (RM)	: 4.080
aximum price paid for each share urchased (RM)	: 4.120
otal consideration paid (RM)	: 73,524.00
umber of shares purchased retained in easury (units)	: 18,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 6,456,500
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No **CS-080327-58D2F**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 27/03/2008

ate of buy back	: 27/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 27,000
inimum price paid for each share urchased (RM)	: 4.020
aximum price paid for each share urchased (RM)	: 4.120
otal consideration paid (RM)	: 109,506.00
umber of shares purchased retained in easury (units)	: 27,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 6,483,500
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No CS-080327-A40BC

ompany Name : TOP GLOVE CORPORATION BHD
:ock Name : TOPGLOV
ate Announced : 27/03/2008

ype : Announcement
ıbject : TOP GLOVE CORPORATION BERHAD ("TOP GLOVE")
- SCHEDULED DATE FOR RELEASE OF THE 2ND QUARTER RESULTS FOR THE FINANCIAL PERIOD ENDED 29 FEBRUARY 2008

ontents : The Board of Directors wishes to announce that the 2nd quarter results of the Company for the financial period ended 29 February 2008 is scheduled to be released to Bursa Malaysia Securities Berhad on Thursday, 3 April 2008.

This announcement is dated 27 March 2008.

eference No CS-080328-5FF3E

ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate Announced	: 28/03/2008

ate of buy back	: 28/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 93,200
Iinimum price paid for each share ırchased (RM)	: 3.920
laximum price paid for each share ırchased (RM)	: 4.040
otal consideration paid (RM)	: 370,168.00
umber of shares purchased retained in easury (units)	: 93,200
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares ; at to-date (units)	: 6,576,700
djusted issued capital after cancellation ıo. of shares) (units)	: 0

emarks

:anges in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
:ference No CS-080328-5FF3C

›mpany Name	: **TOP GLOVE CORPORATION BHD**
›ck Name	: TOPGLOV
ıte Announced	: 28/03/2008

formation Compiled By Bursa Malaysia

ırticulars of Director

ame	: Sekarajasekaran A/L Arasaratnam
ıdress	: No. 3 Jalan 12/9 46200 Petaling Jaya Selangor Darul Ehsan
escriptions(Class & ›minal value)	: Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	25/03/2008	20,400	
Disposed	26/03/2008	9,600	
Disposed	27/03/2008	10,000	

ircumstances / reason of which change has :curred	: Disposal of Shares
ature of terest	: Direct
onsideration (if any)	:
otal no of securities after change	
irect (units)	: 10,441,669
irect (%)	: 3.5476
ıdirect/deemed interest (units)	:
ıdirect/deemed interest (%)	:
ate of notice	: 28/03/2008

emarks
alance of shares: -

·irect Interest:
ekarajasekaran A/L Arasaratnam - 10,441,669 shares

he above announcement is also made to comply with Paragraph 14.08 of the Listing Requirements of Bursa Malaysia Securities Berhad.

eference No CS-080328-5FF3D

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 28/03/2008

ame	: The Overlook Partners Fund LP
ddress	: c/o Overlook Investments Limited 1702 Dina House 11 Duddell Street Central, Hong Kong
RIC/Passport No/Company No.	: -
ationality/Country of corporation	: Cayman Islands
escriptions :lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address `registered older	: HSBC Bank Malaysia Bhd 2 Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	25/03/2008	100,000	
Acquired	27/03/2008	200,000	

ircumstances / reason of which change has ccurred	: Purchase
ature of terest	: Direct
irect (units)	: 19,320,380
irect (%)	: 6.56
direct/deemed interest (units)	:
direct/deemed interest (%)	:
otal no of securities after change	: 19,320,380
ate of notice	: 28/03/2008

emarks

otice of Shares Buy Back - Immediate Announcement
eference No **CS-080331-844E6**

mpany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
te Announced	: 31/03/2008

te of buy back	: 31/03/2008
escription of shares purchased	: Ordinary Shares of RM0.50
tal number of shares purchased (units)	: 12,000
inimum price paid for each share rchased (RM)	: 3.920
aximum price paid for each share rchased (RM)	: 4.000
tal consideration paid (RM)	: 47,739.00
umber of shares purchased retained in easury (units)	: 12,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 6,588,700
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

eference No **CS-080401-6B6D8**

ompany Name	: **TOP GLOVE CORPORATION BHD**
:ock Name	: TOPGLOV
ate Announced	: 01/04/2008

ate of buy back	: 01/04/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 6,000
linimum price paid for each share archased (RM)	: 3.900
laximum price paid for each share archased (RM)	: 3.920
otal consideration paid (RM)	: 23,499.00
umber of shares purchased retained in easury (units)	: 6,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 6,594,700
djusted issued capital after cancellation 10. of shares) (units)	: 0

emarks

inancial Results

ompany Name	: TOP GLOVE CORPORATION BHD
tock Name	: TOPGLOV
ate Announced	: 03/04/2008
inancial Year End	: 31/08/2008
uarter	: 2
uarterly report for the financial period ended	: 29/02/2008
he figures	: have not been audited

onverted attachment :

lease attach the full Quarterly Report here:
TopGlove 2Q08 financial.pdf
TopGlove 2Q08 notes.pdf

emark:

SUMMARY OF KEY FINANCIAL INFORMATION
29/02/2008

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	29/02/2008	28/02/2007	29/02/2008	28/02/2007
	RM'000	RM'000	RM'000	RM'000
Revenue	320,775	311,368	657,258	619,652
Profit/(loss) before tax	31,773	29,067	66,333	57,922
Profit/(loss) for the period	28,369	25,374	58,156	50,476
Profit/(loss) attributable to ordinary equity holders of the parent	29,480	25,368	58,863	50,213
Basic earnings/(loss) per share (sen)	9.81	9.14	19.58	18.34
Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
Net assets per share attributable to ordinary equity holders of the parent (RM)	2.1350	2.1200

ote: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

emarks :

AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.

(Company No 474423-X)
Public Listed Company on Bursa Malaysia Main Board
The World's Largest Rubber Glove Manufacturer
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) tope@po.jaring.my

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SECOND QUARTER ENDED 29 FEBRUARY 2008

	Current Quarter Ended	Corresponding Quarter Ended	Cumulative Year To Date	Corresponding Year To Date
	29-Feb-2008	28-Feb-2007	29-Feb-2008	28-Feb-2007
	RM'000	RM'000	RM'000	RM'000
Revenue	320,775	311,368	657,258	619,652
Operating Expenses	(288,526)	(279,991)	(590,218)	(556,660)
Other Operating Income	1,685	1,252	3,781	2,168
Profit From Operations	33,934	32,629	70,821	65,160
Finance Costs	(2,419)	(3,562)	(4,943)	(7,238)
Share of profit from associate	258	-	455	-
Profit Before Taxation	31,773	29,067	66,333	57,922
Taxation	(3,404)	(3,693)	(8,177)	(7,446)
Profit For The Year	28,369	25,374	58,156	50,476
Profit Attributable to :				
Equity Shareholder of the Company	29,480	25,368	58,863	50,213
Minority Interest	(1,111)	6	(707)	263
	28,369	25,374	58,156	50,476
Earnings Per Share (sen)				
Basic	9.81	9.14	19.58	18.34
Diluted	9.75	9.11	19.46	18.27

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)

(Incorporated in Malaysia)

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 29 FEBRUARY 2008

	Unaudited as at 29-Feb-2008 RM'000	Audited as at 31-Aug-2007 RM'000
ASSETS		
Non-Current Assets		
Property, Plant and Equipment	541,938	548,035
Prepaid Land Lease Payment	11,291	9,588
Investment in Associates	8,998	8,737
Other Investment	145	145
Goodwill on Consolidation	21,078	21,078
	583,450	587,583
Current Assets		
Inventories	126,154	121,256
Trade Receivables	146,715	168,764
Other Receivables and Deposits	14,097	10,441
Cash and Bank Balances	146,618	165,584
	433,584	466,045
Total Assets	1,017,034	1,053,628
EQUITY AND LIABILITIES		
Equity Attributable to Equity Holders of the Company		
Share Capital	150,365	150,238
Share premium	229,436	228,811
Treasury shares	(33,641)	-
Retained profit	275,416	231,971
Foreign exchange reserves	(2,130)	2,738
Others	1,933	1,933
	621,379	615,691
Minority Interest	20,639	21,447
Total Equity	642,018	637,138
Non-Current Liabilities		
Long Term Borrowings	119,798	128,467
Deferred Taxation	31,459	30,809
	151,257	159,276
Current Liabilities		
Trade Payables	90,347	104,092
Other Payables and Accruals	58,468	76,764
Short Term Borrowings	56,832	63,726
Dividend Payable	15,418	12,013
Tax Payable	2,694	619
	223,759	257,214
Total Liabilities	375,016	416,490
Total Equity and Liabilities	1,017,034	1,053,628
Net Tangible Assets per share (RM)	2.065	2.050
Net Assets per share (RM)	2.135	2.120

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SECOND QUARTER ENDED 29 FEBRUARY 2008

	Attributable to Equity Holders of the Company							Minority Interest	Total Equity
	Non distributable					Distributable			
	Share Capital	Share Premium	Treasury Shares	Foreign Exchange Reserve	Others	Retained Profits	Total		
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
6 Months Ended 29 February 2008									
Balance as at 01 September 2007	150,238	228,811	-	2,738	1,933	231,971	615,691	21,447	637,138
Profit for the period	-	-	-	-	-	58,863	58,863	(707)	58,156
Exchange fluctuation reserve	-	-	-	(4,868)	-	-	(4,868)	(101)	(4,969)
Purchase of treasury shares	-	-	(33,641)	-	-	-	(33,641)	-	(33,641)
ESOS share subscription during the year	127	625	-	-	-	-	752	-	752
Dividend									
- Final tax exempt 6%	-	-	-	-	-	(8,861)	(8,861)	-	(8,861)
- Final dividend 6% (less 26% tax)	-	-	-	-	-	(6,557)	(6,557)	-	(6,557)
Balance as at 29 February 2008	150,365	229,436	(33,641)	(2,130)	1,933	275,416	621,379	20,639	642,018
6 Months Ended 28 February 2007									
Balance as at 01 September 2006	96,143	22,054	-	2,040	1,694	160,175	282,106	2,003	284,109
Movement during the period (cumulative)	-	-	-	-	1,486	-	1,486	-	1,486
Profit for the year	-	-	-	-	-	50,213	50,213	263	50,476
Exchange fluctuation reserve	-	-	-	(1,950)	-	-	(1,950)	(46)	(1,996)
Bonus shares issue	38,883	(32,800)	-	-	-	(6,083)	-	-	-
Issue of shares	13,609	222,155	-	-	-	-	235,764	-	235,764
ESOS share subscription during the year	1,118	13,263	-	-	-	-	14,381	-	14,381
Dividend									
- Final tax exempt 6%	-	-	-	-	-	(8,982)	(8,982)	-	(8,982)
- Final dividend 5% (less 27% tax)	-	-	-	-	-	(5,464)	(5,464)	-	(5,464)
Balance as at 28 February 2007	149,753	224,672	-	90	3,180	189,859	567,554	2,220	569,774

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SECOND QUARTER ENDED 29 FEBRUARY 2008

	Current Year To Date Ended 29-Feb-2008 RM'000	Corresponding Year To Date Ended 28-Feb-2007 RM'000
Cash Flows From Operating Activities		
Profit before taxation	66,333	57,922
Adjustments for :		
Depreciation	26,934	19,110
Share of profit of association	(455)	-
Operating profit before changes in working capital	92,812	77,032
Changes in working capital		
Net change in current assets	13,495	969
Net change in current liabilities	(36,816)	(22,281)
Cash flows from operating activities	69,491	55,720
Tax paid	(5,452)	(7,089)
Net cash flows from operating activities	64,039	48,631
Cash flows from investing activities		
Short term investment	-	356
Purchase of property, plant and equipment	(22,540)	(45,686)
	41,499	3,301
Cash flows from financing activities		
Dividend paid	(12,013)	(6,727)
Increase in share capital	752	250,145
Purchase of treasury shares	(33,641)	-
Decrease in borrowings	(14,376)	(23,288)
Net change in cash and cash equivalents	(17,779)	223,431
Cash and cash equivalents at beginning of year	164,397	58,757
Cash and cash equivalents at end of period	146,618	282,188
Breakdown of cash and cash equivalents at end of period		
Bank and cash balances	146,618	282,188
	146,618	282,188

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE SECOND QUARTER ENDED 29 FEBRUARY 2008

1. **Basis of Preparation**

The interim financial report is unaudited and has been prepared in accordance with FRS 134, Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of Bursa Securities.

The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2007. The explanatory notes attached to the interim financial statements provide an explanation of events and transaction that are significant to the understanding of the changes in the financial position and performance of the Group since the financial year ended 31 August 2007

Changes in Accounting Policies

The significant accounting policies adopted are consistent with those of the audited financial statements for the year ended 31 August 2007 except for the adoption of the following new and revised FRSs :-

(a) FRS 117 Leases

FRS 117 requires if leasehold land for own use to be classified as operating lease and where necessary minimum lease payments or the up-front payments made are allocated between the land and the building elements in proportion to the relative fair values for leasehold interests in the land element and building element of the lease at the inception of the lease. The up-front payment represents prepaid lease payments and are amortised on a straight–line basis over the lease term.

The reclassification of leasehold land as prepaid lease payments has been accounted for retrospectively and the comparative figure has been restated. The effects on the comparative figure stated as below :-

	As previously Reported (RM'000)	Effect of adoption of FRS117 (RM'000)	As restated (RM'000)
Balance Sheet as at 31 August 2007			
Property, Plant and Equipment	557,623	(9,588)	548,035
Prepaid Lease Payments	-	9,588	9,588

(b) FRS 124 Related Party Disclosures

This standard extends the definition of related party and adds new disclosure requirements. The adoption of FRS124 has no impact on the Group's consolidation financial statements

(c) FRS 6 Exploration for and Evaluation of Mineral Resources

(d) FRS 119_{2004} Amendment to FRS 119_{2004} Employee Benefits Actuarial Gains and Losses, Group Plans and Disclosures.

(e) FRS 111 Construction Contracts

(f) FRS 120 Accounting for Government Grants and Disclosure of Government Assistance

The new and revised FRS 6, FRS 119_{2004}, FRS 111 and FRS 120 are not relevant to the operation of the Group

(f) FRS 107 Cash Flow Statements

(g) FRS 118 Revenue

(h) FRS 134 Interim Financial Reporting

(i) FRS 137 Provisions, Contingent Liabilities and Contingent Assets

The new and revised FRS 107, FRS 118, FRS 134 and FRS 137 has no financial impact on the Group's consolidation financial statements.

2. **Auditors' Report**

The audited financial statements for the financial year ended 31 August 2007 was not subject to any qualification.

3. **Seasonal or Cyclical Factors**

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being disposable gloves.

4. **Extraordinary and Exceptional Items**

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 31 August 2007.

5. **Changes in Estimates of Amounts Reported Previously**

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

6. **Debts and Equity Securities**

6.1) The Employee Share Option Scheme ("ESOS") of the Company was officially implemented on 29 April 2003. During the current quarter ended 29 February 2008, a total of 178,800 new ordinary shares of RM0.50 each were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 29 February 2008 are as follows :-

	No. of shares	RM
As at 30 November 2007	300,551,531	150,275,766
Ordinary shares issued pursuant to the ESOS	178,800	89,400
As at 29 February 2008	300,730,331	150,365,166

6.2) During the current quarter, the Company repurchased 2,500,600 of its issued ordinary shares from the open market at an average price of RM5.70 per share. The total consideration paid for the repurchase including transaction costs was RM14.314 million and this was financed by internally generated funds. Of the total 300,730,331 issued and fully paid ordinary shares as at 29 February 2008, 5,638,200 shares are held as treasury shares by the Company

Other than the above, there were no issuance and repayment of debt and equity securities, share cancellations and resale of treasury shares for the current financial year-to-date.

7. **Dividends Paid**

For the financial year ended 31 August 2007, the Company :-

i) On 13 September 2007, paid an interim dividend of 8% (tax exempt) amounting RM12.017.257.
ii) On 14 March 2008, the Company paid a total dividend of RM15.417.667 consisting of a final dividend of 6% (with tax 26%) amounting RM6,556,941 (after netting off 26% tax) and a final dividend of 6% (tax exempt) amounting RM8.860,726 which were approved in the Company's Annual General Meeting held on 9 January 2008

The total dividend paid by the Company in respect of the financial year ended 31 August 2007 was 20% represented by a net payment of RM27,434,924.

Record of dividends paid in respect of previous financial year :

Financial Year	Dividend (%)	Dividend (RM'000)
2007	20%	27,435
2006	18%	21,173
2005	16%	14,110
2004	14%	12,295
2003	12%	9,550
2002	6%	2,808

8. **Segmental Reporting**

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

29 February 2008 (6 months)

	Malaysia RM'000	Thailand RM'000	China RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue						
External sales	508,283	76,886	37,368	34,721	-	657,258
Inter-segment sales	17,799	104,089	21,309	-	(143,197)	-
Total Revenue	526,082	180,975	58,677	34,721	(143,197)	657,258

	Malaysia RM'000	Thailand RM'000	China RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Result						
Profit/(loss) from operations	65,291	2,918	1,615	997	-	70,821
Finance cost						(4,943)
Share of profit from associate						455
Profit before tax						66,333
Taxation						(8,177)
Profit for the year						58,156

	Malaysia RM'000	Thailand RM'000	China RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Assets						
Segment assets	701,673	164,332	99,262	30,689		995,956
Goodwill arising From Consolidation						21,078
Liabilities						
Segment liabilities	259,334	75,679	32,293	7,710		375,016
Other information						
Capital expenditure	15,970	2,901	3,669	-		22,540
Depreciation	19,312	5,957	1,552	113		26,934

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

9. **Valuation of Property and Equipment**

There was no revaluation of property, plant and equipment brought forward from the previous audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

10. **Material Events Subsequent to the End of the Interim Report**

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

11. **Changes in the Composition of the Group**

There were no significant changes in the composition of the Group in the interim financial report, including business combination, acquisition or disposal of subsidiaries and long-term investments, restructuring and discontinuing operations.

12. **Contingent Liabilities**

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

13. Review of Performance

For the quarter ended 29 February 2008, sales revenue increased by 3% to RM320.8 million from RM311.4 million registered in the corresponding quarter in the previous financial year which can be analysed as follow:

	Qtr 2/08	Qtr 2/07	Growth
Sales:			
Gloves (RM mil)	310.8	288.9	8%
Latex concentrate (external sales – RM mil)	10.0	22.5	(56)%
Total sales (RM mil)	320.8	311.4	3%
Sales of Gloves (in USD'million equivalent)	93.6	81.1	15%
Profit before tax (RM mil)	31.8	29.1	9%
Net Profit (RM mil)	29.5	25.4	16%

Due to the appreciation of Ringgit Malaysia against USD between quarter ended 29 February 2008 and quarter ended 28 February 2007, sales of gloves in USD value increased by 15% but only 8% in Ringgit Malaysia value. The reduction in sales of latex concentrate in current quarter was mainly due to higher internal consumption compared with higher external sales for quarter ended 28 February 2007.

Profit before tax for the quarter increased by 9% to RM31.8 million as compared to RM29.1 million registered in the quarter ended 28 February 2007.

The financial results of the Group since financial year 2001 (year of listing) are as follow :

RM 'mil	FY2001	FY2002	FY2003	FY2004	FY2005	FY2006	FY2007	6 mths FY2008 (Sept'07 to Feb'08)
Revenue	138.9	180.2	265.1	418.1	641.8	992.6	1,228.8	657.3
EBITDA	23.9	27.1	39.5	60.6	89.2	130.3	175.7	98.2
EBITDA margin	17.2%	15.0%	14.9%	14.5%	13.9%	13.1%	14.3%	14.9%
PBT	17.2	20.2	29.3	45.2	65.7	91.8	118.6	66.3
PAT	14.7	16.1	23.3	38.9	53.4	78.4	103.8	58.9
PAT margin	10.6%	8.9%	8.8%	9.3%	8.3%	7.9%	8.5%	9.0%

The achievement in higher sales and profit is in line with the Group's continuous expansion in production capacity, better quality control, improvement in its cost efficiency, and marketing strategy.

Also, the management has managed to turn around the China's operation since last quarter, which is earlier than the target set of March 2008. China's operation continues to contributing positively to the Group for this quarter.

Overall, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters for the financial year ending 31 August 2008 in terms of sales revenue and profitability through its on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

14. Quarterly Profits Before Tax (PBT) Comparison

On current quarter and preceding quarter, the Group registered PBT of RM31.8 million and RM34.6 million respectively. While for profit after tax attributable to equity holder, the Group recorded RM29.5 million in current quarter and RM29.4 million in preceding quarter ended 30 November 2007.

15. Prospects

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", is continuing to move ahead rapidly with specific efforts undertaken to improve and innovate its glove quality, marketing, productivity and cost efficiency. The Group currently has 19 factories, 338 production lines with capacity of 29.7 billion pieces of gloves per annum and employed about 8,300 employees. Top Glove has more than 850 customers and exports to more than 180 countries worldwide.

Following from the completion of the construction of Factory 19 in Klang in December 2007, the Company has started to installed the new and advanced glove production lines progressively

As for F15, the Group 2nd plant in China, additional 8 new and advanced vinyl glove production lines had been installed and initial trial run commenced in March 2008. With the additional lines, the factory currently has 16 advanced glove production lines. The contributions from the two factories in China were higher compared with last quarter. The efforts put in by the management to turnaround the China's operations to profitable position has shown good progress.

With the commitment of the management team and with the continuous improvement of our glove quality, increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more profitable glove products and further expansion of the market share, the Company is confident of achieving better results in the financial year 2008

16. Variance of Actual Profits from Forecast Profits

Not applicable as no profit forecast was issued.

17. Taxation

	Quarter Ended		Year To Date Ended	
	29 Feb 2008 RM'000	28 Feb 2007 RM'000	29 Feb 2008 RM'000	28 Feb 2007 RM'000
Income tax during the year	3,132	1,757	7,523	3,574
Deferred taxation	272	1,936	654	3,872
	3,404	3,218	8,177	7,446

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

19. Purchase and Dispose of Quoted Securities

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

20. Status of Corporate Proposals Announced

a) As of 29 February 2008, the status of utilization of the proceeds raised from the Share Placement amounting to RM239.5 million is as below :

	Proposed Utilisation RM'mil	Actual Utilisation RM'mil
Capital expenditure	100.0	49.1
Repayment of borrowings	110.0	100.6
Working capital	25.8	25.8
Defray expenses for Proposed Placement	3.7	3.7
	239.5	179.2

b) On 19 October 2007, the Company, through RHB Investment Bank Berhad announced that the Company proposed to establish a new ESOS for the granting of option(s) ("ESOS Option(s)") to the eligible employees and Directors of Top Glove and its subsidiaries, excluding dormant subsidiaries, who fulfill the eligibility criteria.

The Proposed New ESOS has been approved by Shareholders in the Extraordinary General Meeting held on 9 January 2008.

On 28 January 2008, the Company, through RHB Investment Bank Berhad announced that Bursa Malaysia Securities Berhad has granted its approval-in-principle for such number of additional new Top Glove Shares, representing 15% of the issued and paid-up share capital of Top Glove, to be issued pursuant to the exercise of options under the new ESOS.

21. Group Borrowings

Group Borrowings as at 29 February 2008	RM'000
Export credit Refinancing (ECR) / Bankers' Acceptance (secured)	3,136
Promissory Notes (secured)	12,808
Packing credit (secured)	2,857
Letter of Credit (secured)	13,144
Term Loan (secured)	72,927
Hire Purchase (secured)	1,758
Medium Term Notes (unsecured)	70,000
Total facilities	176,630
Payable within 12 months	56,832
Payable after 12 months	119,798

22. **Off Balance Sheet Financial Instruments**

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 29 February 2008 are as follows:-

	Notional Amount As At 29 Feb 2008 RM'000
Foreign exchange forward contracts : Within 11 months	101,570

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

23. **Material Litigation**

Save as disclosed below, the Group is not engaged in any litigation, either as plaintiff or defendant, which may have a material effect on the financial position of the Group.

(i) On 8 November 2000, Top Glove Sdn. Bhd. ("TGSB"), a subsidiary of the Company was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. ("SGM") claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". TGSB's appointed solicitors, have opined that SGM's case against the TGSB is weak and unlikely to succeed.

TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure the Company.

The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended several times and the court has fixed trial dates for 24 & 25 June 2008.

During the above period, the court had also fixed 16 May 2005 for hearing of an application by TGSB for Further and Better Particulars on the above suit. This date was extended several times and a decision was given on 3 April 2006. On that date, the court allowed TGSB's application for Further and Better Particulars on the above suit and SGM was given one month to comply with the said order. SGM appealed against this decision on 12 April 2006 and also applied for a stay of execution of the order.On 20 July 2007, the court allowed SGM's appeal and subsequently fixed the matter for trial on 24 & 25 June 2008.

(ii) TGSB had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004.

TGSB among others is claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No. 22-431-2000 filed by SGM at the Shah Alam High Court. TGSB among others avers that SGM had, with mala fide, distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its quarterly reports announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad ("Bursa Securities") in the years 2000 and 2001. The commencement of these legal proceedings was announced to Bursa Securities on 20 December 2004. SGM has filed a statement of defence on the above suit on 17 January 2005 and the TGSB has filed the reply to defence on 14 February 2005.

The court had fixed 6 July 2005 for hearing of an application by TGSB to amend the Statement of Claim to include the Company as an additional plaintiff and Supermax Corporation Berhad as an additional defendant. The matter was heard on 28 September 2005 and a decision given on 18 November 2005 where the court allowed TGSB's application to amend the Statement of Claim and instructed SGM to file its amended Statement of Defence.

SGM had filed an application to strike out certain paragraphs of TGSB's Statement of Claim. This matter was also heard on 28 September 2005 and a decision given on 18 November 2005 when the court dismissed SGM's application to strike out with costs to be paid by SGM. SGM filed a notice of appeal against both decisions given by the Senior Assistant Registrar on 18 November 2005 above. SGM had also on 14 December 2005 filed an application to stay the above proceedings until the disposal of SGM's two appeals. This application was allowed on 7 March 2006. Appeals against both these decisions were allowed and on 5 February 2008 both SGM's appeals were dismissed and Supermax Corporation Berhad was included as a Second Defendant in this Suit.

(iii) The Company has been named as one of 39 respondents in United States International Trade Commission ("ITC") investigation, which Tillotson Corporation instituted on 30 May 2007, for alleged patent infringement of nitrile gloves.

The outcome of the abovementioned investigation is not presently determinable. The ITC, however, cannot award monetary damages and the Company's appointed solicitors, have opined that the Company has meritorious defences.

24. Dividend

No dividend was proposed by the Board of Directors for the current quarter under review.

Record of dividends paid in respect of previous financial year :

Financial Year	Dividend (%)	Dividend (RM'000)
2007	20%	27,435
2006	18%	21,173
2005	16%	14,110
2004	14%	12,295
2003	12%	9,550
2002	6%	2,808

25. Earnings Per Share

	Quarter Ended		Year To Date Ended	
	29 Feb 2008	28 Feb 2007	29 Feb 2008	28 Feb 2007
Net profit attributable to ordinary shareholders (RM'000)	29,480	25,368	58,863	50,213
Basic				
Total number of ordinary shares ('000)	300,730	299,507	300,730	299,507
Adjusted weighted average number of ordinary shares ('000)	300,630	277,449	300,562	273,841
Basic earnings per ordinary share (sen)	9.81	9.14	19.58	18.34
Diluted				
Adjusted weighted average number of ordinary shares ('000).	300,630	277,449	300,562	273,841
ESOS :				
No. of unissued shares	3,593	3,040	3,593	3,040
No. of shares that would have been issued at fair value	(1,732)	(2,010)	(1,732)	(2,010)
Diluted weighted average number of ordinary shares ('000)	302,491	278,479	302,423	274,871
Diluted earnings per ordinary share (sen)	9.75	9.11	19.46	18.27

:hange Of Company Secretary

ompany Name	:	**TOP GLOVE CORPORATION BHD**
tock Name	:	TOPGLOV
ate Announced	:	03/04/2008

ate of change	:	03/04/2008
ype of change	:	Appointment
esignation	:	Joint Secretary
icense no.	:	MAICSA 7049093
ame	:	Ngian Yoke Fung
orking experience and ccupation during past 5 years	:	Practising in the mainstream of company secretarial work

emark

hange in Boardroom

ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate Announced	: 03/04/2008

ate of change	: 03/04/2008
ype of change	: Redesignation
revious Position	: Non-Executive Director
ew Position	: Non-Executive Director
irectorate	: Independent & Non Executive
ame	: Lau Boon Ann
ge	: 53
ationality	: Malaysian
ualifications	: -Diploma in Administrative Management, Organisation and Methods -Diploma in Marketing -Post Graduate Diploma in Management Studies -Master in Business Analysis Degree
Vorking experience and occupation	: He stated his career as Corporate Planner in 1981 and he was also involved in Management Consultancy and Marketing Manager for various property companies. In August 1988, he was instrumented in the setting up of Top Glove's Factory 1, which was subsequently leased to Top Glove Sdn. Bhd. He returned to serve as an Assistant General Manager with Arab Malaysian Development Bhd. from 1990 to 1996 and is presently involved in the real estate and property development sector.
irectorship of public companies (if ny)	: Nil
amily relationship with any director nd/or major shareholder of the listed suer	: Nil
etails of any interest in the securities of e listed issuer or its subsidiaries	: Direct interest- 274,960 ordinary shares

emarks

Ir. Lau Boon Ann has been redesignated to Independent Non-Executive Director on 3 April 2008.

iange Of Company Secretary
ference No CS-080403-26365

mpany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ite Announced	: 03/04/2008

ite of change	: 03/04/2008
pe of change	: Appointment
esignation	: Joint Secretary
cense no.	: MAICSA 7019243
ame	: Chin Mun Yee
orking experience and cupation during past 5 years	: Securities Services (Holdings) Sdn. Bhd.

emark

otice of Shares Buy Back by a Company Pursuant to Form 28A
eference No CS-080403-44DC6

ompany Name	:	**TOP GLOVE CORPORATION BHD**
ock Name	:	TOPGLOV
ate Announced	:	03/04/2008

ate of buy back from	:	24/03/2008
ate of buy back to	:	28/03/2008
otal number of shares purchased (units)	:	179,200
inimum price paid for each share purchased (RM)	:	3.920
aximum price paid for each share purchased (RM)	:	4.120
otal amount paid for shares purchased (RM)	:	719,856.00
he name of the stock exchange through which e shares were purchased	:	BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury nits)	:	179,200
otal number of shares retained in treasury (units)	:	6,576,700
umber of shares purchased which were ncelled (units)	:	0
otal issued capital as diminished	:	0
ate lodged with registrar of companies	:	03/04/2008
odged by	:	Securities Services (Holdings) Sdn. Bhd.

emarks:

ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
ate Announced	: 04/04/2008

ate of buy back	: 04/04/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 5,000
finimum price paid for each share urchased (RM)	: 3.980
laximum price paid for each share urchased (RM)	: 3.980
otal consideration paid (RM)	: 19,900.00
umber of shares purchased retained in easury (units)	: 5,000
umber of shares purchased which are roposed to be cancelled (units)	: 0
umulative net outstanding treasury shares s at to-date (units)	: 6,599,700
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name : TOP GLOVE CORPORATION BHD
tock Name : TOPGLOV
ate Announced : 07/04/2008

ame : The Overlook Partners Fund LP
ddress : c/o Overlook Investments Limited
1702 Dina House
11 Duddell Street
Central, Hong Kong
RIC/Passport No/Company No. : -
ationality/Country of
corporation : Cayman Islands
escriptions
Class & nominal value) : Ordinary Shares of RM0.50 each
ame & address
f registered
older : HSBC Bank Malaysia Bhd
2 Leboh Ampang
50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	31/03/2008	100,000	

ircumstances
y reason of which change has
ccurred : Purchase
lature of
nterest : Direct
irect (units) : 19,420,380
irect (%) : 6.6
ndirect/deemed interest (units) :
ndirect/deemed interest (%) :
otal no of securities after change : 19,420,380
ate of notice : 04/04/2008

emarks

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 07/04/2008

ate of buy back	: 07/04/2008
escription of shares purchased	: Ordinary Shares of RM0.50
otal number of shares purchased (units)	: 17,000
inimum price paid for each share urchased (RM)	: 3.940
aximum price paid for each share urchased (RM)	: 3.980
otal consideration paid (RM)	: 67,320.00
umber of shares purchased retained in easury (units)	: 17,000
umber of shares purchased which are oposed to be cancelled (units)	: 0
umulative net outstanding treasury shares at to-date (units)	: 6,616,700
djusted issued capital after cancellation o. of shares) (units)	: 0

emarks

ompany Name	:	**TOP GLOVE CORPORATION BHD**
ock Name	:	TOPGLOV
ate Announced	:	09/04/2008

RECEIVED
2008 JUL 21 A 11:45

ype	:	Announcement
ıbject	:	TOP GLOVE CORPORATION BERHAD ("the Company" or "Top Glove") - Article entitled : Top Glove defers acquisition plans
ontents	:	

We refer to the article appearing in New Straits Times, Business Times section, page 31 on Wednesday, 9 April 2008, in particular to the following statement in the reported article:

"However, it does not rule out taking over rival Hartalega Holdings Bhd "if the opportunity arises again and the timing is right", its chief said."

The Company would like to inform that the above-mentioned statement was in response to a question raised by the reporter on the potential and possibility of taking over Hartalega Holdings Bhd and other glove companies.

In order to capture a bigger market share and continue to hold the pole position of being the World's Largest Rubber Glove Manufacturer, Top Glove has put in place its expansion plan, which focus on organic growth and also open for any merger and acquisition opportunities.

There is no fix time frame for any merger and acquisition, as some merger and acquisition may not seem possible now but maybe possible in future as long as both companies benefit from it.

This announcement dated 9th day of April 2008.

ompany Name	: TOP GLOVE CORPORATION BHD
;ock Name	: TOPGLOV
ate Announced	: 09/04/2008

ate of buy back from	: 31/03/2008
ate of buy back to	: 04/04/2008
otal number of shares purchased (units)	: 23,000
finimum price paid for each share purchased (RM)	: 3.900
laximum price paid for each share purchased (RM)	: 4.000
otal amount paid for shares purchased (RM)	: 91,138.00
he name of the stock exchange through which ie shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury inits)	: 23,000
otal number of shares retained in treasury (units)	: 6,599,700
umber of shares purchased which were incelled (units)	: 0
otal issued capital as diminished	: 0
ate lodged with registrar of companies	: 09/04/2008
odged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

ɔmpany Name : TOP GLOVE CORPORATION BHD
:ock Name : TOPGLOV
ate Announced : 09/04/2008

ıformation Compiled By Bursa Malaysia

articulars of Director

ame : Sekarajasekaran A/L Arasaratnam
ddress : No. 3 Jalan 12/9
46200 Petaling Jaya
Selangor Darul Ehsan
escriptions(Class & ɔminal value) : Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	03/04/2008	10,000	
Disposed	04/04/2008	500,000	

ircumstances · reason of which change has ɔcurred : Disposal of Shares
ature of terest : Direct
onsideration (if any) :
otal no of securities after change
irect (units) : 9,931,669
irect (%) : 3.3756
ıdirect/deemed interest (units) :
ıdirect/deemed interest (%) :
ate of notice : 09/04/2008

emarks
alance of shares: -

irect Interest:
ekarajasekaran A/L Arasaratnam - 9,931,669 shares

he above announcement is also made to comply with Paragraphs 14.08 and 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

hanges in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

eference No CS-080414-5FF73

ompany Name	: TOP GLOVE CORPORATION BHD
:ock Name	: TOPGLOV
ate Announced	: 14/04/2008

iformation Compiled By Bursa Malaysia

articulars of Director

ame	: Lee Kim Meow
ddress	: 49, Jalan SS 2/19 47300 Petaling Jaya Selangor Darul Ehsan
escriptions(Class & ominal value)	: Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	07/04/2008	100,000	

ircumstances y reason of which change has ccurred	: Disposal of Shares
ature of terest	: Direct
onsideration (if any)	:
otal no of securities after change	
irect (units)	: 563,016
irect (%)	: 0.1914
idirect/deemed interest (units)	: 5,000
idirect/deemed interest (%)	: 0.0017
ate of notice	: 14/04/2008

emarks

alance of shares: -

irect Interest: 563,016; # ESOS Options: 313,600

idirect Interest:

Deemed interested through his wife, Chung Lee Moy (5,000)

Balance of ESOS Options granted but yet to be exercised.

he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

:ference No CS-080415-4E3E8

ompany Name	:	TOP GLOVE CORPORATION BHD
ock Name	:	TOPGLOV
ate Announced	:	15/04/2008

formation Compiled By Bursa Malaysia

articulars of Director

ame : Sekarajasekaran A/L Arasaratnam
ddress : No. 3 Jalan 12/9
46200 Petaling Jaya
Selangor Darul Ehsan
escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	08/04/2008	70,000	
Disposed	09/04/2008	30,000	

ircumstances y reason of which change has ccurred : Disposal of Shares
ature of nterest : Direct
onsideration (if any) :
otal no of securities after change
irect (units) : 9,831,669
irect (%) : 3.3418
ndirect/deemed interest (units) :
ndirect/deemed interest (%) :
ate of notice : 14/04/2008

emarks
alance of shares: -

irect Interest:
ekarajasekaran A/L Arasaratnam - 9,831,669 shares

he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

eference No CS-080416-1F7E6

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 16/04/2008

ate of buy back from	: 07/04/2008
ate of buy back to	: 07/04/2008
otal number of shares purchased (units)	: 17,000
linimum price paid for each share purchased RM)	: 3.940
laximum price paid for each share purchased RM)	: 3.980
otal amount paid for shares purchased (RM)	: 67,320.00
he name of the stock exchange through which te shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
umber of shares purchased retained in treasury units)	: 17,000
otal number of shares retained in treasury (units)	: 6,616,700
umber of shares purchased which were ancelled (units)	: 0
otal issued capital as diminished	: 0
ate lodged with registrar of companies	: 16/04/2008
odged by	: Securities Services (Holdings) Sdn. Bhd.

emarks:

:hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
.eference No CS-080417-4E0F8

ompany Name	:	**TOP GLOVE CORPORATION BHD**
tock Name	:	TOPGLOV
ate Announced	:	17/04/2008

ame	:	Matthews International Capital Management, LLC
.ddress	:	4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	:	CRD 106054
lationality/Country of icorporation	:	United States
escriptions Class & nominal value)	:	Ordinary Shares of RM0.50 each
iame & address f registered older	:	Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	15/04/2008	49,200	

ircumstances y reason of which change has ccurred	:	Purchase
lature of iterest	:	Direct
irect (units)	:	18,279,280
irect (%)	:	6.2132
idirect/deemed interest (units)	:	
idirect/deemed interest (%)	:	
otal no of securities after change	:	18,279,280
ate of notice	:	16/04/2008

:emarks

ianges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

:ference No CS-080417-4E0F9

ɔmpany Name	: **TOP GLOVE CORPORATION BHD**
ɔck Name	: TOPGLOV
ate Announced	: 17/04/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions (lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	16/04/2008	67,400	

ircumstances / reason of which change has ccurred	: Purchase
ature of terest	: Direct
irect (units)	: 18,346,680
irect (%)	: 6.2361
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 18,346,680
ate of notice	: 16/04/2008

emarks

hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
eference No CS-080417-4E0FA

ompany Name	: **TOP GLOVE CORPORATION BHD**
:ock Name	: TOPGLOV
ate Announced	: 17/04/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions :lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	14/04/2008	77,000	

ircumstances y reason of which change has ccurred	: Purchase
ature of terest	: Direct
irect (units)	: 18,230,080
irect (%)	: 6.1965
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 18,230,080
ate of notice	: 16/04/2008

emarks

:ference No CS-080417-4E0FB

ɔmpany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 17/04/2008

RECEIVED
2008 JUL 21 A 11: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions (lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	11/04/2008	50,800	

ircumstances reason of which change has ccurred	: Purchase
ature of terest	: Direct
irect (units)	: 18,153,080
irect (%)	: 6.1703
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 18,153,080
ate of notice	: 16/04/2008

emarks

eference No **CS-080423-2A13D**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 23/04/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	17/04/2008	3,400	

ircumstances y reason of which change has ccurred	: Purchase
lature of iterest	: Direct
irect (units)	: 18,350,080
irect (%)	: 6.2373
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 18,350,080
ate of notice	: 22/04/2008

emarks

eference No CS-080423-2A13E

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 23/04/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions (lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	18/04/2008	95,200	

ircumstances / reason of which change has ccurred	: Purchase
ature of terest	: Direct
irect (units)	: 18,445,280
irect (%)	: 6.2697
idirect/deemed interest (units)	:
idirect/deemed interest (%)	:
otal no of securities after change	: 18,445,280
ate of notice	: 22/04/2008

emarks

eference No CS-080423-2A13F

ompany Name	: **TOP GLOVE CORPORATION BHD**
:ock Name	: TOPGLOV
ate Announced	: 23/04/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions :lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address : registered older	: Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	21/04/2008	114,100	

ircumstances y reason of which change has :curred	: Purchase
ature of iterest	: Direct
irect (units)	: 18,559,380
irect (%)	: 6.3084
idirect/deemed interest (units)	:
idirect/deemed interest (%)	:
otal no of securities after change	: 18,559,380
ate of notice	: 22/04/2008

emarks

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 23/04/2008

RECEIVED
2008 ... 21 A ...

ame : Matthews International Capital Management, LLC
ddress : 4 Embarcadero Center
Suite 550, San Francisco
California 94111
RIC/Passport No/Company No. : CRD 106054
ationality/Country of corporation : United States
escriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
ame & address f registered older : Hong Kong Bank Malaysia Berhad
Securities Dept
Hong Kong Bldg
2, Leboh Ampang
50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	22/04/2008	150,000	

ircumstances y reason of which change has ccurred : Purchase
lature of nterest : Direct
irect (units) : 18,709,380
irect (%) : 6.3594
ndirect/deemed interest (units) :
ndirect/deemed interest (%) :
otal no of securities after change : 18,709,380
ate of notice : 22/04/2008

Remarks

eference No CS-080502-306CB

ompany Name	: TOP GLOVE CORPORATION BHD
:ock Name	: TOPGLOV
ate Announced	: 02/05/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions :lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	29/04/2008	80,000	

ircumstances / reason of which change has :curred	: Purchase
ature of terest	: Direct
irect (units)	: 18,789,380
irect (%)	: 6.3866
.direct/deemed interest (units)	:
:direct/deemed interest (%)	:
otal no of securities after change	: 18,789,380
ate of notice	: 30/04/2008

emarks

:hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
.eference No CS-080502-306CC

:ompany Name	: **TOP GLOVE CORPORATION BHD**
tock Name	: TOPGLOV
:ate Announced	: 02/05/2008

ame	: Matthews International Capital Management, LLC
.ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
'RIC/Passport No/Company No.	: CRD 106054
ationality/Country of ıcorporation	: United States
escriptions Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address f registered older	: Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	30/04/2008	150,000	

ircumstances y reason of which change has :curred	: Purchase
ature of terest	: Direct
irect (units)	: 18,939,380
irect (%)	: 6.4376
ıdirect/deemed interest (units)	:
ıdirect/deemed interest (%)	:
otal no of securities after change	: 18,939,380
ate of notice	: 30/04/2008

emarks

:ock Name : TOPGLOV
ate Announced : 08/05/2008

ibject : TOPGLOV- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

ontents : Kindly be advised that the abovementioned Company's additional 249,100 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 9 May 2008**.

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 08/05/2008

formation Compiled By Bursa Malaysia

articulars of Director

ame	: Lim Hooi Sin
ddress	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
escriptions(Class & ominal value)	: Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	29/04/2008	403,200	
Others	29/04/2008	806,400	
Others	29/04/2008	268,800	
Others	29/04/2008	92,400	

escription of other type of ansaction	: Expiration of ESOS Options
ircumstances y reason of which change has ccurred	:
ature of terest	: Direct and Indirect
onsideration (if any)	:
otal no of securities after change	
irect (units)	: 7,155,181
irect (%)	: 2.43
ndirect/deemed interest (units)	: 110,901,540
ndirect/deemed interest (%)	: 37.67
ate of notice	: 29/04/2008

emarks
alance of shares
irect interest: 7,155,181; ESOS Options: Nil

ndirect interest:
Deemed interested through his brother, Tan Sri Dr. Lim Wee Chai (87,242,900; ESOS Options: Nil)
Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,597,874; ESOS Options: Nil)
Deemed interested through his sister, Ms. Lim Quee Choo (2,983,869; ESOS Options: Nil)
Deemed interested by virtue of being the brother of Tan Sri Dr. Lim Wee Chai and brother-in-law of Puan Sri Tong Siew Bee who have direct interest in op Glove Holding Sdn. Bhd. (16,076,897)

he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

ɔmpany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 08/05/2008

formation Compiled By Bursa Malaysia

articulars of Director

ame : Tan Sri Dr. Lim Wee Chai
ddress : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	29/04/2008	806,400	
Others	29/04/2008	268,800	
Others	29/04/2008	403,200	
Others	29/04/2008	92,400	

escription of other type of ansaction : Expiration of ESOS Options
ircumstances y reason of which change has ccurred :
ature of nterest : Direct and Indirect
onsideration (if any) :

otal no of securities after change

irect (units) : 87,242,900
irect (%) : 29.63
ndirect/deemed interest (units) : 30,813,821
ndirect/deemed interest (%) : 10.47
ate of notice : 29/04/2008

emarks
alance of shares
irect interest: 87,242,900; ESOS Options: Nil

ndirect interest:
Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874; ESOS Options: Nil)
Deemed interested through his brother, Mr. Lim Hooi Sin (7,155,181; ESOS Options: Nil)
Deemed interested through his sister, Ms. Lim Quee Choo (2,983,869; ESOS Options: Nil)
Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

ımpany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ıte Announced : 08/05/2008

formation Compiled By Bursa Malaysia

ırticulars of Director

ame : Puan Sri Tong Siew Bee
ddress : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	29/04/2008	268,800	
Others	29/04/2008	806,400	
Others	29/04/2008	403,200	
Others	29/04/2008	92,400	

escription of other type of ansaction : Expiration of ESOS Options
ircumstances / reason of which change has ccurred :
ature of terest : Direct and Indirect
onsideration (if any) :
otal no of securities after change
irect (units) : 4,597,874
irect (%) : 1.56
ıdirect/deemed interest (units) : 113,458,847
ıdirect/deemed interest (%) : 38.54
ate of notice : 29/04/2008

emarks
alance of shares
irect interest: 4,597,874; ESOS Options: Nil

ıdirect interest:
Deemed interested through her husband, Tan Sri Dr. Lim Wee Chai (87,242,900; ESOS Options: Nil)
Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (7,155,181; ESOS Options: Nil)
Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,983,869; ESOS Options: Nil)
Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 08/05/2008

formation Compiled By Bursa Malaysia

articulars of Director

ame : Lim Cheong Guan
ddress : 29, Jalan Anggerik Vanilla 31/98J
Canal Gardens
Kota Kemuning
40460 Shah Alam
Selangor Darul Ehsan
escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	29/04/2008	154,000	
Acquired	05/05/2008	14,000	

escription of other type of ansaction : Expiration of ESOS Options
ircumstances y reason of which change has ccurred : Allotment of shares via exercise of ESOS Options
ature of iterest : Direct
onsideration (if any) :
otal no of securities after change
irect (units) : 14,000
irect (%) : 0.005
idirect/deemed interest (units) :
idirect/deemed interest (%) :
ate of notice : 05/05/2008

emarks
alance of shares: -

irect Interest: 14,000; ESOS Options: Nil

he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

ɔmpany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 08/05/2008

.formation Compiled By Bursa Malaysia

ırticulars of Director

ame : Lee Kim Meow
ddress : 49, Jalan SS 2/19
47300 Petaling Jaya
Selangor Darul Ehsan
escriptions(Class & ɔminal value) : Ordinary Shares of RM0.50 each

etails of changes

. Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	29/04/2008	156,800	
Acquired	05/05/2008	156,800	

escription of other type of ansaction : Expiration of ESOS Options
ircumstances / reason of which change has ɔcurred : Allotment of shares via exercise of ESOS Options
ature of .terest : Direct
onsideration (if any) :
otal no of securities after change
irect (units) : 719,816
irect (%) : 0.244
ıdirect/deemed interest (units) : 5,000
ıdirect/deemed interest (%) : 0.002
ate of notice : 05/05/2008

emarks
alance of shares: -

irect Interest:
ee Kim Meow: 563,016; ESOS Options: Nil
imsec Nominees (Tempatan) Sdn Bhd: 156,800 (pledged as securities)

ıdirect Interest:
Deemed interested through his wife, Chung Lee Moy (5,000)

he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 08/05/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address f registered older	: Hong Kong Bank Malaysia Berhad Securities Dept Hong Kong Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	05/05/2008	150,000	

ircumstances y reason of which change has ccurred	: Purchase
lature of nterest	: Direct
irect (units)	: 19,089,380
irect (%)	: 6.4831
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 19,089,380
ate of notice	: 07/05/2008

emarks

ɔmpany Name : TOP GLOVE CORPORATION BHD
ɔck Name : TOPGLOV
ɪte Announced : 20/05/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions (class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: HSBC Bank Malaysia Berhad 3rd Floor, Custody & Clearing Dept. HSBC Bldg 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	14/05/2008	204,520	

ircumstances by reason of which change has ccurred	: All shares sold on open market for investment purposes only by Matthews, on behalf of Nouvelle Croissance Asia Tiger Fund
ature of terest	: Direct
irect (units)	: 19,034,860
irect (%)	: 6.4646
ndirect/deemed interest (units)	: 0
ndirect/deemed interest (%)	: 0
otal no of securities after change	: 19,034,860
ate of notice	: 16/05/2008

emarks

eference No **CS-080523-776ED**

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 23/05/2008

RECEIVED
2008 JUL 21 A 11:

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: HSBC Bank Malaysia Berhad 3rd Floor, Custody & Clearing Dept. HSBC Bldg. 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	21/05/2008	51,800	

ircumstances y reason of which change has ccurred	: All shares sold on open market for investment purposes only by Matthews, on behalf of the Liberty Mutual Insurance Company
ature of iterest	: Direct
irect (units)	: 18,874,960
irect (%)	: 6.4103
idirect/deemed interest (units)	:
idirect/deemed interest (%)	:
otal no of securities after change	: 18,874,960
ate of notice	: 22/05/2008

emarks

hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
eference No CS-080523-776EE

ompany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
ate Announced	: 23/05/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address f registered older	: HSBC Bank Malaysia Berhad 3rd Floor, Custody & Clearing Dept. HSBC Bldg. 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	22/05/2008	375,000	

ircumstances y reason of which change has ccurred	: All shares sold on open market for investment purposes only by Matthews, on behalf of the Liberty Mutual Insurance Company
lature of nterest	: Direct
irect (units)	: 18,499,960
irect (%)	: 6.2829
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 18,499,960
ate of notice	: 22/05/2008

emarks

eference No CS-080523-776EC

ompany Name	:	TOP GLOVE CORPORATION BHD
ock Name	:	TOPGLOV
ate Announced	:	23/05/2008

ame	:	Matthews International Capital Management, LLC
ddress	:	4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	:	CRD 106054
ationality/Country of corporation	:	United States
escriptions (Class & nominal value)	:	Ordinary Shares of RM0.50 each
ame & address f registered older	:	HSBC Bank Malaysia Berhad 3rd Floor, Custody & Clearing Dept. HSBC Bldg. 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	20/05/2008	108,100	

ircumstances y reason of which change has ccurred	: All shares sold on open market for investment purposes only by Matthews, on behalf of the Liberty Mutual Insurance Company
lature of nterest	: Direct
irect (units)	: 18,926,760
irect (%)	: 6.4279
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 18,926,760
ate of notice	: 22/05/2008

emarks

:eference No CS-080527-27AEA

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 27/05/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: Hong Kong Bank Malaysia Berhad Securities Dept. Hong Kong Bldg. 2, Leboh Ampang 50100 Kuala Lumpur HSBC Bank Malaysia Berhad 3rd Floor, Custody & Clearing Dept. HSBC Bldg. 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	23/05/2008	200,000	
Disposed	23/05/2008	267,500	

ircumstances y reason of which change has ccurred	: 200,000 shares purchased on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. 267,500 shares sold on open market for investment purposes only by Matthews, on behalf of the Liberty Mutual Insurance Company.
lature of nterest	: Direct
irect (units)	: 18,432,460
irect (%)	: 6.26
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 18,432,460
ate of notice	: 23/05/2008

emarks

hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

ference No CS-080529-2371C

mpany Name	: **TOP GLOVE CORPORATION BHD**
ock Name	: TOPGLOV
te Announced	: 29/05/2008

ame	: The Overlook Partners Fund LP
dress	: c/o Overlook Investments Limited 1702 Dina House 11 Duddell Street Central, Hong Kong
RIC/Passport No/Company No.	: -
ationality/Country of corporation	: Cayman Islands
escriptions (lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: HSBC Bank Malaysia Bhd 2 Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	22/05/2008	300,000	
Acquired	23/05/2008	280,000	

ircumstances y reason of which change has ccurred	: Purchase
ature of terest	: Direct
irect (units)	: 20,000,380
irect (%)	: 6.7925
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 20,000,380
ate of notice	: 26/05/2008

emarks

eference No CS-080603-2F89C

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 03/06/2008

ame	: Matthews International Capital Management, LLC
ddress	: 4 Embarcadero Center Suite 550, San Francisco California 94111
RIC/Passport No/Company No.	: CRD 106054
ationality/Country of corporation	: United States
escriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: Hong Kong Bank Malaysia Berhad Securities Dept. Hong Kong Bldg. 2, Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	30/05/2008	300,000	

ircumstances y reason of which change has ccurred	: 300,000 shares purchased on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds.
ature of iterest	: Direct
irect (units)	: 18,732,460
irect (%)	: 6.3619
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 18,732,460
ate of notice	: 02/06/2008

emarks

hange in Boardroom
eference No CS-080610-51E3A

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 10/06/2008

ate of change	: 08/06/2008
ype of change	: Demised
esignation	: Non-Executive Director
irectorate	: Independent & Non Executive
ame	: Lau Boon Ann
ge	: 53
ationality	: Malaysian
ualifications	: -Diploma in Administrative Management, Organisation and Methods -Diploma in Marketing -Post Graduate Diploma in Management Studies -Master in Business Analysis Degree
orking experience and occupation	: He stated his career as Corporate Planner in 1981 and he was also involved in Management Consultancy and Marketing Manager for various property companies. In August 1988, he was instrumented in the setting up of Top Glove's Factory 1, which was subsequently leased to Top Glove Sdn. Bhd. He returned to serve as an Assistant General Manager with Arab Malaysian Development Bhd. from 1990 to 1996 and was involved in the real estate and property development sector.
irectorship of public companies (if ny)	: Nil
amily relationship with any director nd/or major shareholder of the listed suer	: Nil
etails of any interest in the securities of e listed issuer or its subsidiaries	: Direct interest- 274,960 ordinary shares

emarks

eference No CS-080610-51E3B

ompany Name : TOP GLOVE CORPORATION BHD
;ock Name : TOPGLOV
ate Announced : 10/06/2008

ype : Announcement
ubject : TOP GLOVE CORPORATION BERHAD ("TOP GLOVE")
- Changes in the composition of the Nomination Committee
- Changes in the composition of the Remuneration Commitee

ontents : We act for and on behalf of TOP GLOVE.

The Board of Directors of TOP GLOVE wishes to inform that Mr. Lau Boon Ann had passed away on 8 June 2008.

The Board of Directors of TOP GLOVE wishes to further inform that Mr. Quah Chin Chye had been appointed as member of the Remuneration Committee of the Company with effect from 9 June 2008.

Following the decease of Mr. Lau Boon Ann and the aforesaid appointment, the composition of the Nomination Committee and the Remuneration Committee are as follows:

nnouncement Details :

Iomination Committee

Name	Designation	Directorship
Tan Sri Datuk (Dr.) Arshad Bin Ayub	Chairman	Independent Non-Executive Director
Sekarajasekaran a/l Arasaratnam	Member	Independent Non-Executive Director
Quah Chin Chye	Member	Independent Non-Executive Director

Remuneration Committee

Name	Designation	Directorship
Tan Sri Dr. Lim Wee Chai	Chairman	Chairman/Managing Director
Sekarajasekaran a/l Arasaratnam	Member	Independent Non-Executive Director
Quah Chin Chye	Member	Independent Non-Executive Director

ompany Name : TOP GLOVE CORPORATION BHD
ock Name : TOPGLOV
ate Announced : 11/06/2008

ame	: The Overlook Partners Fund LP
ddress	: c/o Overlook Investments Limited 1702 Dina House 11 Duddell Street Central, Hong Kong
RIC/Passport No/Company No.	: -
ationality/Country of corporation	: Cayman Islands
escriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
ame & address f registered older	: HSBC Bank Malaysia Bhd 2 Leboh Ampang 50100 Kuala Lumpur

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	05/06/2008	525,000	
Acquired	10/06/2008	28,000	

ircumstances y reason of which change has ccurred	: Purchase
ature of iterest	: Direct
irect (units)	: 20,553,380
irect (%)	: 6.9803
ndirect/deemed interest (units)	:
ndirect/deemed interest (%)	:
otal no of securities after change	: 20,553,380
ate of notice	: 10/06/2008

emarks

eference No TGC-080624-A96D6

ompany Name	: TOP GLOVE CORPORATION BHD
ock Name	: TOPGLOV
ate Announced	: 24/06/2008

ame	: The Overlook Partners Fund, L.P.
ddress	: c/o Overlook Investments Limited 1702 Dina House 11 Duddell Street Central, Hong Kong
RIC/Passport No/Company No.	: -
ationality/Country of corporation	: Cayman Island
escriptions 'lass & nominal value)	: Ordinary Shares of RM0.50 each
ame & address registered older	: HSBC Bank Malaysia Berhad 2, Leboh Ampang 50100 Kuala Lumpur Malaysia

etails of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	18/06/2008	31,000	
Acquired	19/06/2008	20,000	

ircumstances y reason of which change has ccurred	: Purchase for Long Term Investment.
ature of terest	: Direct
irect (units)	: 20,604,380
irect (%)	: 6.9976
idirect/deemed interest (units)	: 0
idirect/deemed interest (%)	: 0
otal no of securities after change	: 20,604,380
ate of notice	: 23/06/2008

emarks

eference No TGC-080317-78BAE

ompany Name : **TOP GLOVE CORPORATION BHD**
:ock Name : TOPGLOV
ate Announced : 25/06/2008

ype : Announcement
ubject : TOP GLOVE CORPORATION BHD ("the Company")
SCHEDULED DATE FOR RELEASE OF THE 3RD QUARTER RESULTS FOR THE FINANCIAL PERIOD ENDED 31 MAY 2008

ontents : The Board of Directors wishes to announce that the 3rd quarter results of the Company for the financial period ended 31 May 2008 is scheduled to be released to Bursa Malaysia Securities Berhad on Wednesday, 2 July 2008.

This announcement is dated 25 June 2008.

nnouncement Details :

END